MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2002

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 to the accompanying financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP.

The financial information appearing in this report and in the accompanying financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; and all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying financial statements were made based on the exchange rate of Php53.254 = US$1.00, the volume weighted average exchange rate at December 31, 2002 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Pilipino Telephone Corporation, or Piltel, ceased to be treated as a consolidated subsidiary effective June 27, 2001 as a result of the reduction in PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%. Accordingly, our consolidated balance sheets as of December 31, 2002 and 2001 exclude Piltel’s financial position, while our consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2001 only include proportionately Piltel’s results of operations up to June 27, 2001. For a more detailed discussion of the Piltel debt restructuring and the accounting treatment of Piltel, see Notes 3 and 9 to the accompanying financial statements.

Financial Highlights

	December 31,
	2002	2001(1)
	(in million pesos, except where otherwise indicated)
Consolidated Balance Sheets
Total assets	303,641.4	307,894.4
Property, plant and equipment - net	252,024.9	256,477.0
Total debt	168,522.4	175,358.7
Total stockholders’ equity	88,388.5	86,561.2
Debt to equity ratio	1.91x	2.03x

	Years Ended December 31,
	2002	2001(1)
	(in million pesos, except where otherwise indicated)
Consolidated Statements of Income
Operating revenues	80,163.0	70,537.2
Operating expenses	59,377.1	53,893.7
Net operating income	20,785.9	16,643.5
EBIT(2)	18,549.3	16,713.3
EBITDA(3)	42,658.9	38,250.7
Net income	3,117.8	2,827.7
Operating margin	25.9%	23.6%
EBITDA margin	53.2%	54.2%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	54,157.1	39,938.1
Net cash used in investing activities	15,111.9	31,858.9
Capital expenditures	14,698.7	30,554.4
Net cash used in financing activities	32,388.6	13,654.7

_____________

(1) As restated to reflect the retroactive application of the change in revenue recognition for prepaid cards, as described in “Accounting Changes” below and in Note 3 to the accompanying financial statements.

(2) EBIT is defined as earnings before minority interest in net earnings (losses) of consolidated subsidiaries, adding back interest expense and related items and taxes. EBIT should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

(3) EBITDA is defined as earnings before minority interest in net earnings (losses) of consolidated subsidiaries, adding back interest expense and related items, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity.

EBIT and EBITDA on a consolidated basis for the years ended December 31, 2002 and 2001 are derived as follows:

	Years Ended December 31,
	2002	2001(a)
	(in million pesos)
Earnings before minority interest in net losses of consolidated subsidiaries(b)	3,070.5	1,066.6
Add: Interest expenses and related items, net of capitalized interest(c)	13,886.4	14,613.1
Provision for income tax(b)	1,592.4	1,033.6
EBIT	18,549.3	16,713.3
Add: Depreciation and amortization(b)	24,109.6	21,537.4
EBITDA	42,658.9	38,250.7

________________

(a) As restated to reflect the retroactive application of the change in revenue recognition for prepaid cards.

(b) See statements of income in the accompanying financial statements.

(c) See Note 17 to the accompanying financial statements.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s associate Piltel and PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., and Maranao Telephone Company, Inc., which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global Corporation;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiary Smart Communications, Inc. and PLDT’s associate Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Philippines Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, and Telesat, Inc.; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., Internet access services provided by ePLDT’s subsidiary Infocom Technologies, Inc., and e-commerce, call centers and IT-related services provided by other subsidiaries and associates of ePLDT, as described in Note 9 to the accompanying financial statements.

Accounting Changes

Revenue Recognition for Prepaid Cards

In 2002, we changed our revenue recognition policy with respect to revenues from prepaid cards and have now elected to recognize these revenues based on actual subscribers’ usage of the prepaid cards. Prior to 2002, we recognized revenues from prepaid cards at the time of sale, principally to dealers and distributors. Accordingly, we have restated our comparative statements of income to conform with the changed policy. The after-tax effect of this accounting change was an increase in consolidated net income of Php28.9 million in 2002 and reductions in consolidated net income of Php590.2 million in 2001 and Php1,476.2 million in 2000.

The following table shows the effect of the above accounting change on our previously reported net income for the years ended December 31, 2001 and 2000:

	2001	2000
	(in million pesos)

Net income – as previously reported	3,417.9	1,108.4
Change in revenue recognition for prepaid cards from sales to usage under:
Fixed line service	(267.1)	—
Wireless service	(323.1)	(1,476.2)
Net income (loss) – as restated	2,827.7	(367.8)

Investment in Piltel

Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction in PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%. PLDT accounted for its investment in Piltel under the equity method from June 28, 2001 to December 31, 2001. As of December 31, 2001, the balance of PLDT’s investment in Piltel was Php948.0 million, representing the equity in net assets of Piltel at year-end 2001.

On January 1, 2002, IAS 28, “Accounting for Investments in Associates,” became effective in the Philippines. This accounting standard requires that an investment in an associate be accounted for under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such an investment should be accounted for at cost in accordance with SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments.” The change in the method of accounting for PLDT’s investment in Piltel from equity method to cost method did not have any effect on our financial statements.

Impairment on Investment in Piltel

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing or refinancing, as may be necessary.

The current level of operation of Piltel indicates that it is unlikely that residual amounts may be realized by PLDT from its investment in Piltel. Piltel had a total negative net worth of Php19,099.8 million as of December 31, 2002 as a result of the continuing losses of Piltel and the recognition of an impairment loss of Php16,790.2 million in respect of its AMPS/CDMA and Executive Order 109 assets (see Note 9 to the accompanying financial statements for further discussion). Accordingly, in 2002, PLDT wrote down the balance of its investment in Piltel amounting to Php1,519.2 million, representing the Php948.0 million investment balance as of December 31, 2001 and drawings of Php571.2 million in 2002, and set up of a liability for the remaining undrawn balance under the Letter of Support amounting to US$50.2 million as of December 31, 2002.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated operating revenues, operating expenses and net operating income (loss) for the years ended December 31, 2002 and 2001. Most of our revenues are derived from the Philippines. Our revenues derived from outside the Philippines consist primarily of revenues from incoming international calls to the Philippines.

	2002	%(1)	2001(2)	%(1)
	(in million pesos, except percentages)
Operating Revenues
Fixed line	45,518.3	56.8	46,420.0	65.8
Wireless	33,703.4	42.0	23,648.3	33.5
Information and communications technology	941.3	1.2	468.9	0.7
	80,163.0	100.0	70,537.2	100.0
Operating Expenses
Fixed line	31,912.4	39.8	31,969.3	45.3
Wireless	25,987.2	32.4	21,144.7	30.0
Information and communications technology	1,477.5	1.9	779.7	1.1
	59,377.1	74.1	53,893.7	76.4
Net Operating Income (Loss)
Fixed line	13,605.9	17.0	14,450.7	20.5
Wireless	7,716.2	9.6	2,503.6	3.5
Information and communications technology	(536.2)	(0.7)	(310.8)	(0.4)
	20,785.9	25.9	16,643.5	23.6

________________

(1) Operating expenses and net operating income (loss) are computed as a percentage of operating revenues.

(2) As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Consolidated Operating Revenues

Our consolidated operating revenues grew by Php9,625.8 million, or 13.6%, to Php80,163.0 million in 2002 from Php70,537.2 million in 2001 largely as a result of the continued strong performance of our wireless segment, particularly Smart’s cellular business. Smart contributed Php33,020.7 million in revenues for 2002, an increase of 50.9% over its revenue contribution of Php21,887.8 million for 2001. Smart’s revenue contribution accounted for 41.2% of our consolidated operating revenues in 2002, compared to 31.0% in 2001.

Fixed Line

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. In 2002, this business segment generated total revenues of Php45,518.3 million, down by Php901.7 million, or 1.9%, from Php46,420.0 million in 2001. The decrease was due to the general decline in revenues from major fixed line business segments, except data and other network services, coupled with the effect of deconsolidating Piltel, which contributed Php455.5 million in fixed line revenues in the first half of 2001. As a percentage of our consolidated operating revenues, fixed line revenues also decreased in 2002 to 56.8% from 65.8% in 2001 due principally to the continued strong growth of our wireless business.

The following table summarizes our consolidated operating revenues from our fixed line business for the years ended December 31, 2002 and 2001 by service segment:

	2002	%	2001	%
	(in million pesos, except percentages)
Fixed line services:
Local exchange(1)	21,166.7	46.5	21,375.8	46.0
International long distance	10,640.4	23.4	11,453.5	24.7
National long distance	7,668.4	16.9	8,388.1	18.1
Data and other network	5,479.5	12.0	4,776.5	10.3
Miscellaneous	563.3	1.2	426.1	0.9
Total	45,518.3	100.0	46,420.0	100.0

________________

(1) 2001 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Local Exchange Service

Our local exchange service revenues consist of:

  flat monthly fees for our postpaid service;

  installation charges and other one-time fees associated with the establishment of customer service;

  fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

  revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards;

  call revenues generated from payphones and coin-operated phones; and

  charges for special features, including bundled value-added services such as call waiting, call forwarding, 3-party conference calling and Caller ID.

The following table summarizes key measures of our local exchange service business segment as of and for the years ended December 31, 2002 and 2001:

	2002	2001

Consolidated local exchange revenues (in million pesos) (1)	21,166.7	21,375.8
Number of fixed lines in service
PLDT Group	2,118,340	2,097,366
PLDT(2)	2,092,539	2,075,109
Number of PLDT employees	12,131	12,915
Number of PLDT fixed lines in service per PLDT employee	172	161

________________

(1) 2001 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(2) Approximately 88.4% and 93.0% were postpaid fixed line subscribers as of December 31, 2002 and 2001, respectively.

Revenues from our local exchange service decreased by Php209.1 million, or 1.0%, to Php21,166.7 million in 2002 from Php21,375.8 million in 2001. The decrease was due to (1) the deconsolidation of Piltel, which contributed local exchange revenues of Php300.8 million in the first half of 2001, and (2) a shift in subscriber preference from postpaid to prepaid services, which generate lower average revenue per subscriber. Partially offsetting the impact of these two factors were the combined effects of (1) currency-related adjustments in our monthly local service rates and (2) increased subscription to our bundled value-added services. The change in the basis of recognizing revenues from prepaid cards from sales to usage reduced our local exchange revenues by Php46.9 million in 2002 and Php456.7 million in 2001. The percentage contribution of local exchange revenues to our total fixed line revenues increased slightly to 46.5% in 2002 from 46.0% in 2001.

Gross additions to PLDT's fixed lines in service in 2002 totaled 523,014, a 22.4% increase from the gross additions of 427,349 in 2001. On a net basis, however, PLDT’s fixed line additions decreased by 89.0% to 17,430 in 2002 from 159,124 in 2001. While fixed line additions totaled 98,525 for PLDT’s prepaid fixed line services, particularly Teletipid and Telesulit, PLDT’s postpaid fixed lines in service declined by 81,095 in 2002.

Launched in 2000, Teletipid was initially intended as an affordable alternative telephone service for consumers under difficult economic conditions. In 2001, Teletipid eventually became part of PLDT's overall churn and credit risk exposure management and subscriber retention efforts. Teletipid phone kits, each containing Php300 worth of pre-stored call credits, are sold for Php1,700 per unit. Prior to May 1, 2002, Teletipid subscribers were charged based on usage at a rate of Php0.50 per minute for local calls and at the same rates applicable to postpaid fixed line subscribers for national and international long distance calls. Effective May 1, 2002, the local call rate was increased to Php1.00 per minute, but the rates for national and international long distance calls remained unchanged.

In February 2002, PLDT launched a premium variant to Teletipid under the brand name Telesulit. Telesulit phone kits, each containing Php500 worth of pre-stored call credits, are sold for Php1,900 per unit. The local call rate for Telesulit is Php0.75 per minute, while the national and international long distance rates are the same as those applicable to Teletipid and postpaid fixed line subscribers. A Teletipid subscriber migrating to Telesulit will be able to retain the same telephone number.

As of December 31, 2002, PLDT’s active prepaid fixed line subscribers totaled 243,027, of which 121,054 were Teletipid subscribers and 121,973 were Telesulit subscribers. These subscribers accounted for approximately 11.6% of PLDT’s total fixed lines in service as of December 31, 2002.

A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php300 in the case of Teletipid and Php500 in the case of Telesulit. Reloads are valid for two months. A prepaid fixed line subscriber is disconnected if that subscriber does not reload within four months for Teletipid and within one month for Telesulit after the expiry of the last reload. All sales of prepaid Teletipid and Telesulit cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 = US$1.00. In 2002, we implemented 13 upward adjustments and six downward adjustments in our monthly local service rates, compared to four upward adjustments and 10 downward adjustments in 2001. The average peso-to-dollar rate in 2002 was Php51.688 = US$1.00, compared to the average of Php51.058 = US$1.00 in 2001. This change in the average peso-to-dollar rate translated to a peso depreciation of 1.2%, which resulted in a 1.1% average net increase in our monthly local service rates in 2002.

To attract new fixed line subscribers and retain existing ones, PLDT has introduced additional value-added products and services such as Caller ID and tXt 135. Caller ID allows subscribers to identify callers by telephone number, and it is now bundled at special rates with other value-added phone services, such as call waiting, call forwarding, 3-party conference calling and speed calling. tXt 135 allows one-way text messaging from PLDT fixed lines to Smart and Piltel GSM handsets and is capable of international text messaging. PLDT intends to launch a full two-way tXt 135 text messaging service in April 2003.

The ratio of PLDT fixed lines in service per PLDT employee improved from 161 at December 31, 2001 to 172 at December 31, 2002. This improvement is a result of the net increase in PLDT's fixed lines in service coupled with a reduction of PLDT’s workforce. In 2002, employee headcount was reduced by 6% mainly as a result of PLDT’s ongoing manpower reduction program, bringing its workforce down to 12,131 at year-end.

International Long Distance Service

Our international long distance revenues, which we generate through our international gateway facilities, consist of:

  inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls;

  access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

  outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international long distance business for the years ended December 31, 2002 and 2001:

	2002	2001

Consolidated international long distance revenues (in million pesos)	10,640.4	11,453.5
Inbound	8,461.3	8,984.8
Outbound	2,179.1	2,468.7

International call volumes (in million minutes)
PLDT Group(1)	3,301.4	3,275.9
Inbound	3,130.4	3,107.6
Outbound	171.0	168.3
Inbound-outbound call ratio	18.3:1	18.5:1

PLDT	2,575.8	2,813.8
Inbound	2,408.6	2,648.4
Outbound	167.2	165.4
Inbound-outbound call ratio	14.4:1	16.0:1

________________

(1) Excludes cellular call volumes.

Our consolidated international long distance revenues declined by Php813.1 million, or 7.1%, to Php10,640.4 million in 2002 from Php11,453.5 million in 2001, primarily as a result of lower inbound call volumes. The percentage contribution of international long distance revenues to our total fixed line revenues also declined in 2002 to 23.4% from 24.7% in 2001.

Our revenues from inbound international long distance calls decreased by Php523.5 million, or 5.8%, to Php8,461.3 million in 2002 from Php8,984.8 million in 2001. The decrease was due mainly to the combined effects of continued declines in the average international settlement rates and lower inbound call volumes, partially offset by the positive impact of the depreciation of the average value of the peso relative to the U.S. dollar.

Our inbound international long distance call volumes increased by 0.7% to 3,130.4 million minutes in 2002 from 3,107.6 million minutes in 2001. This marginal increase was mainly attributable to the following factors:

  increased competition from alternative means of long distance communications, particularly e-mail, international text messaging and Internet telephony;

  more inbound calls terminating directly to cellular subscribers;

  our policy requiring certain second and third tier international carriers to prepay in order for us to accept their incoming traffic. Although this policy had a negative impact on our inbound international long distance revenues in 2002, we expect that this will help us achieve a more stable revenue base and control uncollectible accounts over the longer term; and

  bankruptcy of certain foreign operators.

The depreciation of the peso increased our inbound international long distance revenues in peso terms because settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the prevailing exchange rates at the time of billing.

For international long distance calls terminating to its fixed line network, PLDT increased its termination rates from an average of US$0.08 per minute to US$0.12 per minute effective February 1, 2003. On March 10, 2003, the U.S. FCC issued an Order on the petitions filed separately by AT&T and WorldCom (see “Other Information — United States Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies” in this report for further discussion).

Our revenues from outbound international long distance calls declined by Php289.6 million, or 11.7%, to Php2,179.1 million in 2002 from Php2,468.7 million in 2001. The decline was due primarily to reductions in our average international direct dialing, or IDD, rates brought about by discounts granted to corporate customers and other large accounts and operator-assisted call charges, partially offset by higher outbound call volumes and the positive effect of the depreciation of the average value of the peso against the U.S. dollar.

Effective February 2001, PLDT reduced its IDD rates for retail customers from US$0.49 per minute for off-peak hours and US$0.69 per minute for peak hours to a flat rate for retail customers of US$0.40 per minute applicable to all call destinations at any time and any day of the week. Additionally, in November 2001, PLDT introduced Budget Card, a prepaid call card offering a reduced IDD rate of US$0.24 per minute for calls to the United States, Canada and Hawaii. Budget Cards are sold in a denomination of Php200, which must be used within 24 hours of activation.

Our outbound international long distance call volumes grew by 1.6% to 171.0 million minutes in 2002 from 168.3 million minutes in 2001 on account of:

  reduced average IDD rates; and

  various marketing initiatives, including automatic activation of the IDD service for qualified subscribers, innovative pricing packages for corporate accounts and loyalty programs for high-valued customers.

The depreciation of the peso increased our outbound international long distance revenues in peso terms because outbound calls are charged at U.S. dollar rates that are billed to our subscribers in pesos at the prevailing exchange rates at the time of billing.

National Long Distance Service

Our national long distance revenues consist of:

  per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

  access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance revenues and call volumes for the years ended December 31, 2002 and 2001:

	2002	2001

Consolidated national long distance revenues (in million pesos)	7,668.4	8,388.1
National long distance call volumes (in million minutes)
PLDT Group	2,180.6	2,779.5
PLDT	2,145.3	2,756.3

Our national long distance revenues decreased by Php719.7 million, or 8.6%, to Php7,668.4 million in 2002 from Php8,388.1 million in 2001 due to the combined effects of the (1) decrease in call volumes resulting mainly from cellular substitution and (2) changes in PLDT’s interconnect arrangements with the majority of other local exchange carriers. Accordingly, the percentage contribution of national long distance revenues to our total fixed line revenues was down to 16.9% in 2002 from 18.1% in 2001.

Our national long distance call volumes decreased by 21.5% to 2,180.6 million minutes in 2002 from 2,779.5 million minutes in 2001. Cellular substitution and the widespread availability and growing popularity of alternative non-voice means of communications, particularly cellular text messaging and e-mail, have negatively affected call volumes.

In the latter part of 2001, PLDT simplified its rates for calls to fixed line subscribers and for those terminating to cellular subscribers resulting in an overall rate increase. For calls terminating to fixed line subscribers, the applicable rates from January to November 1, 2001 ranged from Php3 to Php5 per minute, depending on distance and time of call. In line with its move towards rate simplification, PLDT simplified these rates to a flat rate of Php4.50 per minute effective November 2, 2001. At the same time, PLDT also simplified its rates for calls terminating to cellular subscribers from a range of Php10 to Php16 per minute to a uniform rate of Php13.75 per minute. Effective March 1, 2003, the rate for calls terminating to other local exchange carriers increased from a flat rate of Php4.50 per minute to Php5.00 per minute. Through rate simplification, we aim to simplify our tariff structure in order to enhance the competitiveness of our products and services and increase our operating efficiencies. We adopted these simplified pricing plans with a view to stabilizing our national long distance revenues going forward.

On May 1, 2001, PLDT entered into a new interconnect arrangement with the majority of other local exchange carriers. Under this arrangement, the originating carrier pays (1) a hauling charge of Php0.50 per minute for short-haul traffic or Php1.25 per minute for long-haul traffic to the carrier owning the backbone network and (2) an access charge of Php1.00 per minute to the terminating carrier. PLDT maintains revenue-sharing arrangements with a few other local exchange carriers, whereby charges are generally apportioned 30% for the originating entity, 40% for the backbone owner and the remaining 30% for the terminating entity.

The decrease in our national long distance revenues in 2002 compared to 2001 was, however, mitigated by the impact of the following:

  changes in interconnect arrangements with cellular operators;

  increase in national direct dialing rates; and

  launch of PLDT Premium Phone Service.

PLDT has reached an agreement with cellular operators to reduce the access charges it pays for calls terminating to cellular subscribers. Effective January 2002, PLDT pays access charges of Php4.50 per minute, down from the Php6.50 per minute it paid for the period from July to December 2001. Prior to July 2001, PLDT was paying access charges ranging from a low of Php7.69 to a high of Php10.94 per minute for calls terminating to cellular subscribers, depending on whether the calls were local or long distance.

Launched in 2001, PLDT Premium Phone Service allows customers to choose from a range of service applications, such as appointment-booking services for select embassies (including, among others, the U.S. and Australian embassies in the Philippines), spiritual and love counseling, joining television-based game shows, celebrity chatting, downloading and sending of ring tones and logos, televoting, and job postings. PLDT charges an average of Php10 per minute for these premium phone services.

Data and Other Network Services

While the other major segments of our fixed line business posted lower revenues in 2002 compared to 2001, our data and other network services consistently registered increasing revenue growth. Revenues from these services grew by Php703.0 million, or 14.7%, to Php5,479.5 million in 2002 from Php4,776.5 million in 2001. Consequently, the percentage revenue contribution of these services to our total fixed line revenues increased to 12.0% in 2002 from 10.3% in 2001. We expect that demand for, and therefore revenues generated from, these services will continue to grow in the foreseeable future.

Data and other network services we currently provide include:

  traditional bandwidth services — high-speed point-to-point domestic and international digital leased line services;

  broadband/packet-based/Internet-based services — frame relay, asynchronous transfer mode or ATM, Internet protocol-virtual private network or IP-VPN, digital subscriber line or DSL, Internet gateway, and wholesale digital signal level 3 or DS3; and

  other packet-based switching services — Datapac and integrated services digital network, or ISDN.

The foregoing services are used for the following:

  domestic and international communication;

  broadband data transmission services that transmit data over a range of frequencies and/or bandwidth into several narrower bands;

  Internet exchange services that provide Internet service providers with a primary connection to the global Internet to exchange local traffic generated within the Philippines;

  private networking services that use the public Internet as a backbone for private interconnection between different locations;

  switched-based services, provided through a fixed bandwidth transmission facility, that allow establishment of a dedicated connection for the duration of the call; and

  international packet-based services, provided through bilateral arrangements and global alliances, that integrate voice, video and data.

Of the total revenues from PLDT’s data and other network services for 2002, traditional bandwidth services accounted for 57%, broadband/IP-based services accounted for 38%, and other services accounted for the remaining 5%, compared to 67%, 29% and 4%, respectively, for 2001. These percentage changes indicate a shift in data and other network revenues from traditional bandwidth services to broadband/IP-based services. We expect this trend to continue given the growing demand for broadband transmission of voice, data and video due to the continued growth of the Internet, e-commerce and other online services.

In May 2002, PLDT launched a pay-per-use dial-up Internet service under the brand name PLDT Vibe, which is available on a postpaid or prepaid basis to PLDT’s fixed line subscribers. Charges for this service are Php0.25 per minute for off-peak hours, which are from 10:01 p.m. to 6:00 a.m., and Php0.50 per minute for peak hours, which are from 6:01 a.m. to 10:00 p.m. With the launch of PLDT Vibe, PLDT now offers two residential Internet service packages targeting separate markets: PLDT Vibe for light to medium Internet users and myDSL broadband for heavy Internet users. As of December 31, 2002, the number of PLDT’s postpaid fixed line subscribers that signed up for PLDT Vibe was 60,878, while the number of subscribers to PLDT’s myDSL broadband service reached 9,459.

In August 2002, PLDT launched Shops.Work, a network solution that allows the electronic linking of retail stores providing, among others, sales and inventory reports, up-to-date and real-time monitoring of sales and inventory, and on-line access to head offices.

Miscellaneous

Miscellaneous revenues are derived mostly from directory advertising and facilities rental. In 2002, these revenues increased by Php137.2 million, or 32.2%, to Php563.3 million from Php426.1 million in 2001, and accounted for approximately 1.0% of our total fixed line revenues in each of these two years.

Wireless

Our wireless business segment offers cellular services as well as satellite, very small aperture terminal, or VSAT, and other services. After June 27, 2001, our wireless revenues no longer include Piltel's revenues, except for Smart’s 50% share of Piltel’s revenues from prepaid GSM service under a revenue-sharing agreement between Smart and Piltel governing Piltel’s use of Smart’s GSM network.

The following table summarizes our consolidated operating revenues from our wireless business for the years ended December 31, 2002 and 2001 by service segment:

	2002	%	2001(1)%
	(in million pesos, except percentages)
Wireless services:
Cellular	33,020.7	98.0	22,886.5	96.8
Satellite, VSAT and others	682.7	2.0	761.8	3.2
Total	33,703.4	100.0	23,648.3	100.0

________________

(1) As restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

Our wireless service revenues increased considerably by Php10,055.1 million, or 42.5%, to Php33,703.4 million in 2002 from Php23,648.3 million in 2001 mainly as a result of the continued strong growth in revenues generated from Smart’s cellular service. Accordingly, as a percentage of our consolidated operating revenues, wireless service revenues rose to 42.0% in 2002 from 33.5% in 2001.

Cellular Service

Our cellular service revenues consist of:

  revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards;

  monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our GSM service customers in excess of allotted free text messages and (4) charges for value-added services, net of related content provider costs;

  revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service;

  service fees charged to Piltel for using Smart's GSM network for Piltel's Talk 'N Text prepaid cellular service; and

  other charges, including those for reconnection and migration.

Proceeds from the sale of handsets and SIM cards and one-time registration fees are not recorded as part of cellular service revenues. Gains on the sale of handsets are offset against selling and promotion expenses, while losses on the sale of handsets are included as part of selling and promotion expenses.

Our cellular service revenues in 2002, which were generated solely by Smart, amounted to Php33,020.7 million, an increase of Php10,134.2 million, or 44.3%, from Php22,886.5 million in 2001. Our cellular service revenues in 2001, on the other hand, included Piltel’s cellular revenues of Php998.7 million for the first half of that year. Cellular service revenues accounted for 41.2% of our consolidated operating revenues in 2002, compared to 32.4% in 2001. The significant increase in our cellular service revenues in 2002 was largely driven by our large GSM subscriber base coupled with sustained subscriber growth.

Smart markets nationwide cellular communications services under the brand names Smart Buddy and Smart Gold. Smart Buddy is a prepaid service while Smart Gold is a postpaid service, both provided through Smart's digital GSM network. Before Smart decommissioned its analog enhanced total access communications system, or ETACS, network in December 2002, it had also offered analog prepaid and postpaid services under the brand names BillCrusher and PriceBuster, respectively.

Smart's cellular service revenues increased by Php11,132.9 million, or 50.9%, to Php33,020.7 million in 2002 from Php21,887.8 million in 2001. GSM service accounted for 99.1% of Smart’s cellular service revenues for 2002, while analog and other services accounted for the remaining 0.9%.

The following table summarizes key measures of Smart's cellular business as of and for the years ended December 31, 2002 and 2001:

	2002	2001

Cellular revenues (in million pesos)(1)	33,020.7	21,887.8
GSM	32,718.1	21,252.8
Voice	17,442.5	12,342.8
Data	12,207.6	6,657.1
Others(2)	3,068.0	2,252.9
Analog	52.2	461.7
Others(3)	250.4	173.3
Cellular subscriber base	6,825,686	4,893,844
GSM	6,825,686	4,641,666
Prepaid	6,649,038	4,569,616
Postpaid	176,648	72,050
Analog(4)	—	252,178
Prepaid	—	87,429
Postpaid	—	164,749
Systemwide subscriber base(5)	8,599,306	6,223,170
Traffic volumes (in millions)
Calls (in minutes)	2,892.9	1,909.5
Domestic	1,946.6	1,264.8
International	946.3	644.7
Inbound	832.5	578.8
Outbound	113.8	65.9
Messages - SMS(6)	16,533.7	12,328.8

___________________

(1)  2001 has been restated to reflect the change in revenue recognition for prepaid cards from sales to usage.

(2)  Refers to other non-subscriber-related revenues, such as facility service fees from Smart’s revenue-sharing agreement with Piltel and inbound international roaming fees.

(3)  Refers to all other services consisting primarily of Smart Money, Public Calling Offices and SMARTalk payphones, and a small number of leased line circuits.

(4)  Smart closed down its analog network operation in December 2002.

(5)  Includes Piltel’s Talk’N Text subscribers of 1,773,620 and 1,329,326 as of December 31, 2002 and 2001, respectively. Talk’N Text is a prepaid GSM service provided by Piltel using Smart’s GSM network.

(6)  Refers to short messaging service or text messaging.

Voice Services

Revenues from voice services, which include all voice traffic and value-added services such as voice mail and international roaming, increased by Php5,099.7 million, or 41.3%, to Php17,442.5 million in 2002 from Php12,342.8 million in 2001 due mainly to an increase of subscriber base.

Prior to July 2001, Smart received interconnection fees at an average of Php8.50 per minute for calls originating from fixed line subscribers. Effective July 1, 2001, these fees were reduced to Php6.50 per minute and then further reduced to Php4.50 per minute effective January 1, 2002. Also, prior to July 2001, Smart received and paid interconnection fees of Php1.00 per minute for calls originating from/terminating to another cellular operator's network. Effective July 1, 2001, these fees were increased to Php3.00 per minute and then further increased to Php4.50 per minute effective January 1, 2002.

Effective January 1, 2003, the termination rate for calls terminating to fixed line subscribers increased from Php2.00 per minute to Php2.50 per minute, which will further increase to Php3.00 per minute effective January 1, 2004. Effective February 1, 2003, international long distance calls passing through Smart’s cellular network facility terminating to cellular subscribers are charged a termination rate of US$0.16 per minute, an increase from the previous rate of US$0.12 per minute. Effective January 1, 2004, calls terminating to cellular subscribers originating from fixed line subscribers will be charged a termination rate of Php4.00 per minute, a decrease from the previous rate of Php4.50 per minute.

Data Services

Smart’s revenues from cellular data services, which include all text messaging-related services as well as value-added services, increased by Php5,550.5 million, or 83.4%, to Php12,207.6 million in 2002 from Php6,657.1 million in 2001. Accordingly, cellular data services accounted for 37.0% of Smart's cellular revenues in 2002, compared to 30.4% in 2001. In 2002, text messaging-related services contributed revenues of Php10,850.2 million, or 88.9% of total wireless data revenues, compared to Php5,977.1 million, or 89.8%, of the total in 2001. Revenues from domestic text-related services amounted to Php9,691.6 million in 2002, compared to Php5,411.6 million in 2001, representing 79.4% and 81.3% of wireless data revenues for 2002 and 2001, respectively. International text contributed revenues of Php1,158.6 million in 2002, up by 104.9% from Php565.5 million in 2001.

Among Smart’s value-added services, Smart zedä contributed revenues of Php531.8 million in 2002, compared to Php281.7 million in 2001. Other value-added services developed by Smart on its own platform contributed revenues of Php770.3 million in 2002 and Php371.6 million in 2001. In 2002 and 2001, Smart also recognized revenues of Php55.3 million and Php26.7 million, respectively, from mobile banking, roaming short messaging service, wireless application protocol, and Smart Money.

During 2002, Smart's SMS system handled 16,533.7 million outbound messages, an increase of 34.1% from the 12,328.8 million outbound messages handled during 2001. Smart implemented a two-phase reduction of its free text message allocation to subscribers. The first phase, effective September 15, 2001, reduced the allocation by one-third, while the second phase, effective January 1, 2002, reduced the allocation by another one-third of the original allocation, or a total reduction of two-thirds.

Facility Services

Smart’s revenues from GSM service for 2002 included facility service fees totaling Php2,493.7 million, representing Smart’s 50% share of revenues, net of interconnection fees, from Talk ‘N Text. Talk ‘N Text is a prepaid service using Smart’s GSM network marketed by Piltel pursuant to a facilities service agreement between Smart and Piltel (see Note 15 to the accompanying financial statements for a description of this agreement).

Subscriber Base, Average Revenue Per User, or ARPU, and Churn Rates

Smart's prepaid GSM subscriber base grew by 45.5% to 6,649,038 at December 31, 2002 from 4,569,616 at December 31, 2001, whereas Smart's postpaid GSM subscriber base increased by 145.2% to 176,648 at December 31, 2002 from 72,050 at December 31, 2001. Of Smart's 6,825,686 GSM subscribers at December 31, 2002, prepaid subscribers accounted for 97.4%, while postpaid subscribers accounted for the remaining 2.6%.

The following table summarizes Smart's usage-based monthly ARPUs for the years ended December 31, 2002 and 2001:

	2002	2001
	(in pesos)
GSM
Prepaid	585	579
Postpaid	2,031	1,853
Blended	611	605
Analog
Prepaid	71	141
Postpaid	25	114
Blended	35	126

ARPU is computed for each month by dividing the relevant revenues for the month by the average of the beginning and ending subscribers for the relevant service for that month. ARPU for any period of more than one month is calculated as the simple average of the ARPUs for each month in that period.

Smart’s prepaid service revenues consist mainly of charges for subscribers' actual usage of their prepaid cards. Monthly ARPU for Smart’s prepaid GSM service for 2002 was Php585, compared to Php579 for 2001.

Monthly ARPU for Smart's postpaid GSM service is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees. Monthly ARPU for postpaid GSM subscribers for 2002 was Php2,031, compared to Php1,853 for 2001. For both prepaid and postpaid GSM services, Smart's monthly blended ARPU for 2002 was Php611, compared to Php605 for 2001.

Smart's 50% share of Piltel's revenues from Talk ‘N Text under a revenue-sharing agreement between Smart and Piltel are not included in the computations of Smart's ARPUs.

Churn, or the rate at which existing subscribers have their service canceled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the beginning and ending numbers of subscribers for the period, all divided by the number of months in the same period.

A prepaid cellular subscriber is recognized as an active subscriber when that subscriber activates and uses the SIM card in the handset, which already contains Php100 worth of pre-stored airtime. Subscribers can then reload by purchasing prepaid call-and-text cards that are sold in denominations of Php300, Php500 and Php1,000 or by purchasing additional airtime through their handsets using Smart Money. Reloads are valid for two months. A prepaid GSM account is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. As a result, a subscriber would not be recognized in churn for up to four to six months after the subscriber may have stopped using the service to make calls or send messages (although the subscriber may continue to receive calls and messages). These effects may cause our calculated churn rate for a period to be lower than the actual rate at which subscribers are ceasing to use Smart's services, and may contribute to more rapid growth in calculated churn following periods of rapid subscriber growth.

For Smart's prepaid GSM subscribers, the average monthly churn rate for 2002 was 3.2%, compared to 1.8% for 2001. Smart's churn has been influenced by several factors, particularly the slowdown of the Philippine economy, which negatively affected the ability of some subscribers to afford the service. As part of its initiatives to address the increase in churn rate, Smart introduced PureTxt 100 on August 18, 2002. PureTxt 100 is a text-only card with a denomination of Php100 intended for Smart Buddy subscribers. The card is designed as an alternative for subscribers who may temporarily be unable to afford the Php300-denominated card. Once a PureTxt 100 card is loaded, the incoming and outgoing voice-call capabilities of the subscriber are temporarily deactivated. To reactivate the voice-call capabilities, the subscriber simply needs to reload with a “call-and-text card” in a denomination of at least Php300. PureTxt 100 cards come with a free allocation of 10 text messages and are valid for one month.

The average monthly churn rate for Smart's postpaid GSM subscribers in 2002 was 2.3%, compared to 3.3% in 2001. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT and Other Services

Our revenues from satellite, VSAT and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service. Total revenues from these services in 2002 amounted to Php682.7 million, a decrease of Php79.1 million, or 10.4%, from Php761.8 million in 2001. ACeS Philippines, which started commercial operations on January 1, 2002, generated revenues of Php60.0 million in 2002.

Information and Communications Technology

Our information and communications technology business is conducted by ePLDT, a wholly-owned subsidiary of PLDT. ePLDT was formed in August 2000 and started commercial operations in February 2001. ePLDT's principal business is its operation of an Internet data center under the brand name Vitroä. Granted pioneer status as an Internet data center by the Philippine Board of Investments, Vitroä provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall. ePLDT also operates Infocom, our Internet service provider, which was transferred from PLDT to ePLDT in December 2001 in line with the reorganization of our businesses into three major business segments.

ePLDT is also engaged in the call center business through the following subsidiaries:

  Parlance Systems, Inc., a 100%-owned call center facility capable of accommodating 520 seats exclusively for one of the largest direct-to-home service providers in the United States for customer support and billing requirements. Parlance Systems commenced commercial operations in June 2002.

  Vocativ Systems, Inc., a 100%-owned call center facility capable of accommodating 500 seats exclusively for clients of a global provider of customer relationship management services. Vocativ Systems commenced commercial operations in April 2002; and

  Contact World, Inc., a 51%-owned call center facility capable of accommodating 200 seats and providing services that include customer acquisition, retention and growth, customer care and support, receivables management, help desk and technical support to various companies. Contact World commenced commercial operations in June 2001;

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, as described in Note 9 to the accompanying financial statements.

In 2002, our information and communications technology business generated total revenues of Php941.3 million, an increase of Php472.6 million, or 100.7%, over the Php468.9 million in 2001. These revenues accounted for approximately 1.2% of our consolidated operating revenues in 2002, compared to 0.7% in 2001. ePLDT’s Internet data center operations contributed revenues of Php296.1 million; Infocom, Php346.3 million; and ePLDT’s call center business, Php299.0 million, representing 31.5%, 36.8% and 31.8%, respectively, of the total revenues from our information and communications technology business in 2002. Infocom’s revenue contribution in 2002 represented an increase of Php12.4 million, or 3.7%, over its revenue contribution of Php333.9 million in 2001. Going forward, we expect revenues from our call center business to contribute significantly to our information and communications technology revenues with the full commercial operations of Parlance Systems and Vocativ Systems and the growing demand for call center services.

Consolidated Operating Expenses

Our consolidated operating expenses in 2002, which include Smart's operating expenses of Php24,926.2 million, increased by Php5,483.4 million, or 10.2%, to Php59,377.1 million from Php53,893.7 million in 2001. The increase was due primarily to higher non-cash expenses, particularly depreciation and amortization associated with our wireless business. These non-cash expenses accounted for 62.2% of the increase. As a percentage of our consolidated operating revenues, however, consolidated operating expenses decreased to 74.1% in 2002 from 76.4% in 2001.

Fixed Line

Consolidated operating expenses related to our fixed line business in 2002 totaled Php31,912.4 million, a slight decrease of Php56.9 million, or 0.2%, compared to Php31,969.3 million in 2001. As a percentage of our total fixed line operating revenues, fixed line-related operating expenses increased to 70.1% in 2002 from 68.9% in 2001.

The following table shows the breakdown of our total consolidated fixed line-related operating expenses for the years ended December 31, 2002 and 2001 and the percentage of each expense item to the total:

	2002	%	2001	%
	(in million pesos, except percentages)
Fixed line services:
Depreciation and amortization	13,132.9	41.2	13,389.5	41.9
Compensation and benefits	7,135.5	22.4	7,144.1	22.3
Provision for doubtful accounts	3,555.8	11.1	2,880.1	9.0
Maintenance	3,151.1	9.9	3,294.8	10.3
Selling and promotions	1,292.9	4.0	1,301.9	4.1
Professional and other service fees	1,017.8	3.2	1,007.8	3.2
Rent	905.1	2.8	867.3	2.7
Taxes and licenses	507.3	1.6	408.3	1.3
Other operating costs	1,214.0	3.8	1,675.5	5.2
Total	31,912.4	100.0	31,969.3	100.0

Depreciation and amortization charges decreased by Php256.6 million, or 1.9%, to Php13,132.9 million due mainly to the combined effects of the deconsolidation of Piltel, which had incurred depreciation charges of Php577.9 million in the first half of 2001, and a net increase of Php321.2 million in depreciation of our asset base primarily resulting from additional completed projects.

Compensation and benefits decreased slightly by Php8.6 million, or 0.1%, to Php7,135.5 million due mainly to the combined effects of PLDT’s ongoing manpower reduction program and lower overtime costs.

Provision for doubtful accounts increased by Php675.7 million, or 23.5%, to Php3,555.8 million on account of higher provision for anticipated uncollectible accounts from various specifically identified second-tier international telecommunications carriers. To address the receivable issue, PLDT has adopted a prepayment policy as a prerequisite for its acceptance of incoming international traffic from these carriers. PLDT’s provision for doubtful accounts in 2002 was equivalent to 7.4% of its operating revenues, compared to 6.3% in 2001.

Maintenance expenses decreased by Php143.7 million, or 4.4%, to Php3,151.1 million due primarily to lower maintenance costs for PLDT’s outside and inside plant facilities. The reduction in maintenance costs for these facilities was partially offset by higher electricity expense that resulted from increased power consumption coupled with increased power rates.

Selling and promotion expenses decreased slightly by Php9.0 million, or 0.7%, to Php1,292.9 million due mainly to a significant cut in PLDT's marketing and public relations expenses as part of our cost reduction initiatives.

Professional and other service fees increased by Php10.0 million, or 1.0%, to Php1,017.8 million because of consultancy fees incurred by PLDT Global relating to the establishment and operation of global points of presence, partially offset by lower advisory, consultancy and payment facility expenses incurred by PLDT as a result of streamlining its outsourced services.

Rental expense increased by Php37.8 million, or 4.4%, to Php905.1 million because of rental charges for international leased lines, office spaces and equipment incurred by PLDT Global relating to the operation of PLDT’s points of presence in key cities abroad, partially offset by lower rental charges incurred by PLDT for its international leased circuit requirements.

Taxes and licenses increased by Php99.0 million, or 24.2%, to Php507.3 million mainly on account of higher provision for NTC supervision and regulation fees (see Note 21 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees).

Other operating costs decreased by Php461.5 million, or 27.5%, to Php1,214.0 million due primarily to reduced training and related expenses, lower number of contractual employees, and the overall reduction in other costs as a result of our cost-cutting efforts.

Wireless

Consolidated operating expenses associated with our wireless business in 2002 totaled Php25,987.2 million, an increase of Php4,842.5 million, or 22.9%, from Php21,144.7 million in 2001. A significant portion of this increase was attributable to Smart’s non-cash expenses, particularly depreciation and amortization charges and provision for doubtful accounts, which accounted for 57.3% of the increase. As a percentage of our wireless operating revenues, operating expenses associated with our wireless business decreased to 77.1% in 2002 from 89.4% in 2001.

The following table summarizes our consolidated wireless-related operating expenses for the years ended December 31, 2002 and 2001 and the percentage of each expense item to the total:

	2002	%	2001	%
	(in million pesos, except percentages)
Wireless services
Depreciation and amortization	10,644.3	41.0	8,020.0	37.9
Selling and promotions	7,100.5	27.3	6,692.0	31.7
Compensation and benefits	2,708.7	10.4	1,740.3	8.2
Rent	1,755.8	6.8	1,241.0	5.9
Maintenance	1,370.7	5.3	1,330.5	6.3
Professional and other service fees	562.2	2.2	525.0	2.5
Provision for doubtful accounts	423.3	1.6	272.8	1.3
Taxes and licenses	342.2	1.3	322.1	1.5
Other operating costs	1,079.5	4.1	1,001.0	4.7
Total	25,987.2	100.0	21,144.7	100.0

Depreciation and amortization charges increased by Php2,624.3 million, or 32.7%, to Php10,644.3 million. Excluding Piltel’s depreciation charges of Php1,504.5 million for the first half of 2001, depreciation and amortization charges increased by Php4,128.8 million, or 63.4%. The overall increase was due mainly to the (1) expansion of Smart’s depreciable asset base resulting from continuing network expansion and upgrade, thereby increasing depreciation charges by Php3,671.7 million, and (2) reduction of the estimated useful life of Smart’s analog network assets to reflect the effects of the continuing decline in its analog subscribers, competition and other general economic factors, thus increasing depreciation charges by Php457.1 million to Php1,897.1 million from Php1,440.0 million (see Note 8 to the accompanying financial statements). Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network in December 2002. Total depreciation on the analog network equipment charged to operations for 2002 was Php3,097.0 million.

Selling and promotion expenses increased by Php408.5 million, or 6.1%, to Php7,100.5 million. Excluding the effect of deconsolidating Piltel, which incurred selling and promotion expenses of Php881.1 million in the first half of 2001, selling and promotion expenses increased by Php1,289.6 million, or 22.2%, due mainly to Smart’s increased gross activations in 2002. The blended average subscriber acquisition cost of Php1,373 in 2002 for Smart’s GSM subscribers was lower compared to Php1,404 in 2001. Effective August 1, 2002, Smart reduced its maximum commission paid to dealers for prepaid phone kit sales from Php1,000- Php1,300 per unit sold (depending on the volume purchased) in the form of prepaid “call and text” cards to Php800 in cash per kit. An additional 1% rebate is given on cash purchases.

Compensation and benefits increased by Php968.4 million, or 55.6%, to Php2,708.7 million due primarily to increased salaries and benefits of Smart’s employees coupled with accrued long-term incentive plan benefits for managers and executives of Smart. Smart's employee headcount increased from 5,035 as of December 31, 2001 to 5,330 as of December 31, 2002 mainly due to the integration of Telecommunications Specialists, Inc., or TSI, into Smart on December 1, 2002. TSI was the largest dealer of Smart.

Rental expense increased by Php514.8 million, or 41.5%, to Php1,755.8 million on account of higher site rentals incurred by Smart for its growing number of cell sites and base stations in line with its network expansion; increased operational requirements for satellite, microwave link and circuit facilities; and higher office space rentals due to increased wireless business centers. As of December 31, 2002, Smart had 2,110 GSM cell sites and 2,777 base stations, compared with 1,570 GSM cell sites and 2,091 base stations as of December 31, 2001.

Maintenance expense increased by Php40.2 million, or 3.0%, to Php1,370.7 million due to higher maintenance costs incurred by Smart relating to additional network equipment for its growing number of cell sites, partially offset by the effect of deconsolidating Piltel, which incurred maintenance expense of Php25.7 million in the first half of 2001.

Professional and other service fees increased by Php37.2 million, or 7.1%, to Php562.2 million mainly as a result of increased technical service fees incurred by Smart.

Provision for doubtful accounts increased by Php150.5 million, or 55.2%, to Php423.3 million due to an increase of Php95.9 million in Smart’s provision for doubtful carrier accounts from Php106.2 million in 2001 to Php202.1 million in 2002 coupled with an increase of Php99.8 million in Smart’s provision for subscriber accounts from Php92.4 million in 2001 to Php192.2 million in 2002 mainly on account of an increase in Smart’s postpaid subscriber base and Smart’s adoption of a more stringent provisioning policy.

Taxes and licenses increased by Php20.1 million, or 6.2%, to Php342.2 million due mainly to the increase in Smart’s real property tax, municipal licenses and taxes, and NTC supervision and license fees, partially offset by the effect of Piltel’s deconsolidation that reduced this expense account by Php16.3 million. See Note 21 to the accompanying financial statements for a discussion relating to NTC supervision and regulation fees.

Other operating costs increased by Php78.5 million, or 7.8%, to Php1,079.5 million due primarily to Smart’s provision of Php147.0 million for obsolescence of spare parts inventory as well as increases in Smart’s various other operating expenses, such as insurance, facility usage fees, travel and transportation, and communications expenses, partially offset by the effect of deconsolidating Piltel, which incurred other operating costs of Php153.6 million in the first half of 2001.

Information and Communications Technology

Consolidated operating expenses associated with our information and communications technology business in 2002 totaled Php1,477.5 million, an increase of Php697.8 million, or 89.5%, from Php779.7 million in 2001. The increase was due principally to the full commercial operations of ePLDT and its newly formed subsidiaries. As a percentage of our information and communications technology operating revenues, operating expenses related to our information and communications technology business decreased to 156.9% in 2002 from 166.3% in 2001. The three largest expense items related to our information and communications technology business in 2002 were maintenance, compensation and benefits, and depreciation and amortization, representing 24.7%, 22.7% and 22.5%, respectively, of our total operating expenses related to this business. In comparison, the three largest expense items related to our information and communications technology business in 2001 were rent, professional and other service fees, and depreciation and amortization, representing 30.0%, 16.8% and 16.4%, respectively, of our total operating expenses related to the same business.

Net Operating Income

Our consolidated net operating income in 2002 was Php20,785.9 million, an increase of Php4,142.4 million, or 24.9%, from Php16,643.5 million in 2001. Accordingly, our consolidated operating margin (net operating income as a percentage of operating revenues) improved by more than two percentage points to 25.9% in 2002 from 23.6% in 2001.

Fixed Line

In 2002, our fixed line business segment contributed an operating income of Php13,605.8 million, which is lower by Php844.8 million, or 5.8%, compared to Php14,450.7 million in 2001. This lower operating income contribution was due mainly to the overall decline of 1.9% in our fixed line operating revenues, partially offset by a slight decrease of 0.2% in our fixed-line related expenses. On a non-consolidated basis, the net operating income contribution of our fixed line business in 2002 also decreased by Php794.0 million, or 5.8%, to Php12,932.7 million from Php13,726.7 million in 2001 as a result of a 1.7% decline in fixed line operating revenues.

Wireless

Our wireless business segment registered an operating income of Php7,716.2 million in 2002, representing an increase of Php5,212.6 million, or 208.2%, compared to Php2,503.6 million in 2001. This marked improvement was due to (1) a substantial increase of Php3,263.1 million in Smart's operating income contribution in 2002 to reach Php8,094.6 million from Php4,831.5 million in 2001 and (2) the effect of deconsolidating Piltel, which incurred a net operating loss of Php1,662.1 million for the first half of 2001.

Information and Communications Technology

In 2002, our information and communications technology business segment posted an operating loss of Php536.2 million, an increase of Php225.4 million, or 72.5%, versus the operating loss of Php310.8 million incurred in 2001. These operating losses reflect the start-up nature of ePLDT’s businesses and those of ePLDT’s subsidiaries.

Other Expenses – Net

The following table shows our consolidated other expenses – net for the years ended December 31, 2002 and 2001:

	2002	2001
	(in million pesos)

Interest expenses and related items	15,230.0	17,016.9
Capitalized interest	(1,343.6)	(2,403.8)
Subtotal	13,886.4	14,613.1
Interest and other income	(2,032.4)	(1,833.2)
Other expenses – net	4,269.0	1,763.4
Total	16,123.0	14,543.3

On a consolidated basis, our other expenses, net of other income, increased by Php1,579.7 million, or 10.9%, to Php16,123.0 million in 2002 from Php14,543.3 million in 2001 due to the combined effects of:

  a decrease in interest expense and related items, net of capitalized interest, of Php726.7 million attributable mainly to (1) a decrease in interest expense due to the deconsolidation of Piltel, which incurred interest expense of Php882.8 million for the first half of 2001 and (2) a decrease of Php171.0 million in Mabuhay Satellite’s interest expense due to debt payments and lower interest rates mainly on foreign currency-denominated loans bearing fluctuating interest rates. The above decreases were partially offset by (1) a net increase of Php11.7 million in PLDT’s interest expense and related items mainly due to the inclusion of the tender premium of Php517.7 million related to our tender offer for notes due 2003 and 2004 completed in May 2002, which was substantially offset by the combined effects of lower interest rates, particularly LIBOR, and amortizations and prepayments of various loans in 2002; (2) an increase of Php301.9 million in Smart’s interest expense due to a higher level of indebtedness in 2002; and (3) a net increase of Php6.7 million in other subsidiaries’ interest expenses.;

  an increase in interest and other income of Php199.2 million mainly due to a net gain of Php633.2 million resulting from PLDT’s termination of an interest rate swap agreement, partially offset by an increase in hedge costs of Php206.9 million and manpower reduction cost of Php44.6 million. and an increase of Php2,505.6 million in other expenses–net due mainly to corresponding write-down in 2002 of the balance of PLDT’s investment in Piltel amounting to Php1,519.2 million, representing the Php948.0 million investment balance as of December 31, 2001 and drawings of Php571.2 million in 2002, and set up of a liability for the remaining undrawn balance under the Letter of Support amounting to US$50.2 million (see “Impairment on Investment in Piltel” in this report and Note 9 to the accompanying financial statements).

Income (Loss) Before Income Tax and Minority Interest

Our income before income tax and minority interest in net losses of consolidated subsidiaries in 2002 was Php4,662.9 million, an increase of Php2,562.7 million, or 122.0%, from Php2,100.2 million in 2001. Similarly, on a non-consolidated basis, income before income tax and equity share in net income of our subsidiaries increased by Php72.9 million, or 2.3%, to Php3,207.3 million in 2002 from Php3,134.4 million in 2001.

Our consolidated provision for income tax in 2002 increased by Php558.8 million, or 54.1%, to Php1,592.4 million from Php1,033.6 million in 2001. On a non-consolidated basis, our provision for income tax increased by Php146.5 million, or 20.7%, to Php854.3 million in 2002 from Php707.8 million in 2001.

In 2002, our effective corporate tax rates on a consolidated and non-consolidated basis were 15.6% and 21.5%, respectively. Our effective corporate tax rates were lower than the 32% statutory corporate tax rate due to differences between our consolidated and non-consolidated income as shown in our financial statements and our taxable income. These differences arose from the following:

  the effect of a three-year income tax holiday granted to Smart by the Philippine Board of Investments in connection with the pioneer status it awarded to Smart's GSM network expansion project;

  income already subjected to a final tax;

  equity in net income of our subsidiaries, which has already been subject to tax and therefore, as income to PLDT, is no longer subject to income tax; and

  effect of impairment in value of PLDT’s investment in Piltel.

Smart's three-year income tax holiday, which will expire in May 2004, applies to the incremental income generated from its GSM network expansion. We expect our effective tax rate to increase following the expiration of the tax holiday granted to Smart.

Net Income

As a result of the foregoing factors and after taking into account our share in net income of subsidiaries amounting to Php764.8 million, our consolidated net income in 2002 stood at Php3,117.8 million, an increase of Php290.1 million, or 10.3%, over our restated consolidated net income of Php2,827.7 million in 2001. This increase was largely due to the Php6,166.0 million net income contribution of Smart for 2002, a significant improvement of 74.5% over its net income contribution of Php3,533.9 million for 2001.

PLDT's net income in 2002, before taking into account our equity share in net losses of subsidiaries, was Php2,057.6 million, lower by Php369.0 million, or 15.2%, compared to the Php2,426.6 million in 2001.

The combined net income of Php5,572.5 million contributed by our consolidated subsidiaries was partially offset by goodwill amounting to Php402.3 million charged to operations.

Basic and diluted earnings per share of common stock amounted to Php8.71 in 2002, compared to basic and diluted earnings per share of Php7.85 in 2001, after giving retroactive effect to stock dividend declarations.

Liquidity and Capital Resources

The following table shows our consolidated and non-consolidated cash flows for the years ended December 31, 2002 and 2001 as well as consolidated and non-consolidated capitalization and other selected financial data as of December 31, 2002 and 2001:

	Consolidated		Non- Consolidated
	Years Ended December 31,		Years Ended December 31,
	2002	2001	2002	2001
		(in million pesos)
Cash Flows
Net cash provided by operating activities	54,157.1	39,938.1	28,217.7	25,047.8
Net cash used in investing activities	15,111.9	31,858.9	4,085.6	12,752.1
Capital expenditures	14,698.7	30,554.4	6,932.4	9,684.4
Net cash used in financing activities	32,388.6	13,654.7	22,405.4	17,835.4
	Consolidated		Non-Consolidated
	December 31,		December 31,
	2002	2001	2002	2001
		(in million pesos)
Capitalization
Notes payable	759.5	6,461.9	719.5	1,961.9
Current portion of long-term debt	19,175.9	19,285.7	11,961.7	14,274.4
Long-term debt - net of current portion	148,587.0	149,611.1	127,362.2	127,240.8
Total debt	168,522.4	175,358.7	140,043.4	143,477.1
Stockholders’ equity	88,388.5	86,561.2	88,388.5	86,561.2
	256,910.9	261,919.9	228,431.9	230,038.3
Other Financial Data
Cash and cash equivalents	10,876.5	4,122.7	4,164.7	2,336.2
Property, plant and equipment - net	252,024.9	256,477.0	190,721.9	197,646.8
Total assets	303,641.4	307,894.4	262,716.0	262,925.5
Net debt	157,645.9	171,236.0	135,878.7	141,140.9

In 2002, PLDT pursued a number of liability management initiatives with the objectives of further improving the balance between its cash flows and debt service requirements and reducing its overall indebtedness.

As part of these initiatives, PLDT was successful in raising external financing to fund a significant portion of its projected operating, investing and debt service requirements in the coming 12 months. On January 25, 2002, PLDT signed two loan agreements with Kreditanstalt fur Wiederaufbau, or KfW, which provided PLDT with a refinancing facility of US$149 million. On May 2, 2002, PLDT completed a global offering of notes in the aggregate amount of US$350 million with a simultaneous tender offer for its 8.5% Notes due 2003 and 10.625% Notes due 2004, which closed on May 15, 2002. On July 26, 2002, PLDT signed a loan agreement with Japan Bank for International Cooperation, or JBIC, for a JP¥9,760.0 million credit facility under JBIC’s overseas investment loan program. On September 4, 2002, PLDT signed a US$145 million syndicated multicurrency term loan facility, which is intended to refinance part of the principal amounts outstanding under two existing term loans falling due in 2003.

As of December 31, 2002, non-consolidated cash and cash equivalents totaled Php4,164.7 million, while our consolidated cash and cash equivalents amounted to Php10,876.5 million. Principal sources of consolidated cash in 2002 were cash flows from operations amounting to Php54,157.1 million, drawings from existing long-term credit facilities totaling Php32,586.1 million, and net equity funds raised through PLDT's subscriber investment plan amounting to Php463.6 million. These funds were used principally for capital outlays of Php14,698.7 million, including capitalized interest of Php1,343.6 million; debt payments of Php42,019.1 million; and interest payments of Php13,955.5 million charged to operations.

Operating Activities

On a consolidated basis, net cash flows from operating activities increased by Php14,219.0 million, or 35.6%, to Php54,157.1 million in 2002 from Php39,938.1 million in 2001 mainly reflecting strong earnings growth.

A growing portion of our consolidated cash flow is generated by our wireless and data businesses, which accounted for approximately 42.0% and 6.8%, respectively, of our consolidated operating revenues in 2002, compared to 33.5% and 6.8%, respectively, in 2001. Revenues from our local exchange service accounted for approximately 26.4% of our consolidated operating revenues in 2002, down from 30.3% in 2001.

Our dependence on international and national long distance services has decreased over the past several years. In 2002 and 2001, these services together accounted for 22.8% and 28.1%, respectively, of our consolidated operating revenues. Revenues from our long distance businesses declined by 7.7% in 2002 compared to 2001 and by 16.6% in 2001 compared to 2000 due to cellular substitution and declining prices.

PLDT's contribution to our consolidated cash flows from operations in 2002 was Php28,217.7 million, an increase of Php3,169.9 million, or 12.7%, from Php25,047.8 million in 2001. This increase was due to a decrease in PLDT’s working capital requirements, including the decline in level of settlements during 2002 of certain liabilities outstanding, compared to 2001.

Our subsidiaries, particularly Smart, contributed significant cash from operations. Smart generated cash from operations of Php21,542.0 million in 2002, or approximately 39.8% of consolidated cash flow from operations, reflecting the continuing strong performance of Smart's cellular business. However, Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of certain of its lenders. Smart obtained waivers from Finnvera, the export credit agent for Smart’s GSM Phase 1, 2 and 3 loan facilities, and other required lenders to permit it to pay dividends to PLDT in December 2002 in an amount up to 40% of Smart's net income in 2001 subject to certain conditions, including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700.0 million. With the signing by Smart on November 28, 2002 of a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance which satisfied the last commercial condition to paying the dividend, Smart was able to make its first dividend payment of Php1,540.0 million to PLDT on December 16, 2002. Further waivers would be required for payment of additional dividends in future periods. We cannot assure you that Smart will be able to obtain these waivers in the future, or what amounts, if any, Smart would be permitted or financially able to distribute.

As of December 31, 2002, related party liabilities included (1) PLDT’s payables to Smart amounting to Php1,173.6 million, representing interconnection fees; (2) Piltel’s liabilities to Smart totaling Php934.6 million, representing various fees under the facilities, customer services and administrative support and management services agreements as well as a revenue-sharing agreement between Smart and Piltel; and (3) Piltel’s liabilities to PLDT amounting to Php796.5 million, representing interconnection charges. For a detailed discussion of these related party transactions, see “Related Party Transactions” in this report and Note 15 to the accompanying financial statements.

Investing Activities

On a consolidated basis, net cash used in investing activities in 2002 was Php15,111.9 million, a decrease of Php16,747.0 million, or 52.6%, from Php31,858.9 million in 2001 mainly as a result of Smart's lower capital spending. Similarly, net cash used in investing activities on a non-consolidated basis decreased to Php3,965.8 million in 2002 from Php12,752.1 million on account of PLDT’s significantly lower capital outlay.

Our consolidated capital expenditures in 2002 totaled Php14,698.7 million, a significant reduction of Php15,855.7 million, or 51.9%, from Php30,554.4 million in 2001 due primarily to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php6,319.0 million in 2002 was used to further expand and upgrade its GSM network to meet the increasing demand for cellular services. PLDT's capital outlay of Php6,932.4 million was principally used to finance the continued build-out of its data and broadband/IP infrastructure and investment in Asia Pacific Cable Network 2. ePLDT and its subsidiaries’ capital spending of Php607.0 million was used to fund its Internet data center, other Internet-related business initiatives, and call center business investments. Other subsidiaries’ capital expenditures totaling Php840.3 million were attributable mainly to PLDT Global, Mabuhay Satellite and Subic Telecom. In December 2002, Smart acquired certain PLDT assets, consisting of a portion of PLDT’s digital fiber optic cable from Luzon to Mindanao and certain related equipment, valued at Php4,138.4 million.

In 2002, PLDT made total investments of Php2,184.3 million, of which Php1,581.8 million was paid for its subscription of Smart’s preferred shares, Php571.2 million was invested in Piltel, and the remaining Php31.3 million was invested in other subsidiaries. On the other hand, PLDT received cash dividends of Php1,635.9 million, of which Php1,540.0 million came from Smart and the rest from other subsidiaries. Further, Smart redeemed its preferred shares issued to PLDT at an aggregate redemption price of Php4,150.0 million. In 2001, PLDT’s investments totaled Php4,351.2 million, of which Php2,038.6 million was invested in Piltel, Php1,000.0 million was invested in Smart, Php451.3 million was used for the acquisition of a controlling stake in MaraTel, Php524.0 million was invested in ePLDT, and Php337.3 million was used for the acquisition of AT&T’s 40% equity interest in Subic Telecom.

Under the Letter of Support, PLDT provided to Piltel Php2,317.2 million (US$48.1 million) in 2000, Php2,038.6 million (US$40.8 million) in 2001, and Php571.2 million (US$10.9 million) in 2002. Drawings under the PLDT Letter of Support are converted into U.S. dollars at the prevailing exchange rates at the time of the investment. As of December 31, 2002, the remaining undrawn balance under the PLDT Letter of Support was US$50.2 million. If, among other things, Piltel's financial and operating performance were to deteriorate or any amounts were required to be paid to Piltel's unrestructured creditors in cash to settle their claims (including to Piltel bondholders claiming US$9.9 million in redemption price of their bonds who, in February 2002, sent Piltel a notice of acceleration), additional drawings under the Letter of Support would likely be required to provide all or a portion of the funds needed by Piltel. We cannot assure that additional amounts will not have to be drawn under the Letter of Support nor can we predict when the remaining undrawn balance under the Letter of Support will be exhausted. Piltel is currently in discussion with certain holders of its convertible bonds and is seeking to restructure such debt on the terms and conditions of Piltel’s debt restructuring plan. However, there is no assurance that Piltel and the bondholders who have not participated in the debt restructuring plan will be able to reach an agreement to resolve the default and address the notice of acceleration. As of October 15, 2002, holders of convertible bonds who did not participate in the Master Restructuring Agreement having an aggregate principal amount of approximately US$5.8 million signed the Bondholder Participation Agreement relating to an exchange offer made for the holders to take part in Piltel’s debt restructuring.

For 2003, we anticipate lower capital expenditures and reduced equity investments. Our 2003 budget for consolidated capital expenditures is Php16.0 billion, of which Php7.0 billion is budgeted to be spent by PLDT for its fixed line data and network services and Php9.0 billion is budgeted to be spent by Smart for further expansion and upgrading of its GSM network.

Financing Activities

On a consolidated basis, we used net cash of Php32,388.6 million for financing activities in 2002, compared to Php13,654.7 million in 2001. On a non-consolidated basis, net cash used in financing activities in 2002 was Php22,405.4 million, compared to Php17,835.4 million in 2001. The net cash used in financing activities in 2002 was higher than in 2001 mainly because of PLDT’s debt payments in line with its ongoing liability management program. On a stand-alone basis, Smart’s financing activities in 2002 used net cash of Php14,209.4 million, specifically for debt payments in excess of loan availments. Conversely, Smart’s financing activities in 2001 provided net cash of Php8,885.3 million, representing proceeds from drawings of various credit facilities.

Debt Financing

Additions to our consolidated long-term debt in 2002 totaled Php32,586.1 million, consisting of (1) Smart's drawings of Php6,074.1 million, principally from its Phase 5 GSM loan facilities; (2) proceeds from PLDT's issuance of notes amounting to an aggregate of Php17,624.7 million (US$350.0 million) and drawings totaling Php8,746.7 million, primarily from PLDT’s loan facilities extended and/or guaranteed by various export credit agencies; and (3) ePLDT’s drawing of Php140.5 million from a three-year term loan facility.

Our consolidated indebtedness as of December 31, 2002 was Php168,522.4 million, lower by Php6,836.3 million, or 3.9%, compared to Php175,358.7 million as of December 31, 2001 due mainly to the reductions of Php3,433.7 million and Php3,311.3 million in PLDT’s and Smart’s indebtedness, respectively. PLDT’s non-consolidated indebtedness decreased by 2.4%, from Php143,477.1 million as of December 31, 2001 to Php140,043.4 million as of December 31, 2002, due to debt payments in line with our thrust to reduce PLDT’s overall indebtedness. Smart's indebtedness as of December 31, 2002 stood at Php22,890.6 million, a decrease of 12.6% from Php26,201.9 million as of December 31, 2001.

As of December 31, 2002, PLDT had undrawn committed dollar-denominated long-term credit facilities of US$273.3 million, inclusive of the US$99.3 million undrawn portion of the US$149 million KfW refinancing facility and the undrawn US$145 million multicurrency refinancing facility. Smart also had undrawn committed dollar-denominated long-term credit facilities of US$107.9 million. On November 28, 2002, Smart signed a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance. This facility will be used to finance equipment and services related to the Phase 6 of Smart’s GSM network expansion. In addition, Smart still has available facilities under its US$50 million Framework Agreement with Hypovereinsbank up to a maximum aggregate amount of US$42.8 million.

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of our outstanding long-term debt as of December 31, 2002 are as follows:

	Consolidated	Non-consolidated
Maturity	(in million pesos)

2003	19,175.9	11,961.7
2004	22,415.5	15,108.9
2005	28,309.5	21,029.2
2006	25,716.6	20,200.3
2007 and onwards	72,145.4	71,023.8

Approximately Php69,900.9 million principal amount of our consolidated outstanding long-term debt as of December 31, 2002 is scheduled to mature over the period 2003 to 2005. Of this amount, approximately Php48,099.8 million is attributable to PLDT, Php18,349.4 million to Smart, and the remainder to Mabuhay Satellite, MaraTel and ePLDT.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. As of December 31, 2002, drawings under this facility totaled US$49.6 million (Php2,644.4 million).

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from this debt issue were used mainly (1) to repurchase US$63.0 million principal amount of 8.5% Notes due 2003 and US$116.9 million principal amount of 10.625% Notes due 2004 through our tender offer, and US$5.5 million principal amount of 10.625% Notes due 2004 and US$5.6 million principal amount of 9.875% Notes due 2005 from the open market and (2) to prepay or repay various loans in the aggregate amount of US$121.4 million, of which US$52.8 million (JP¥6,260.4 million) pertained to the Japanese yen term loan maturing in June 2003 and US$51.8 million pertained to the US$150.0 million term loan maturing in December 2003. The remaining proceeds will be used to prepay or repay PLDT’s short-term and other medium-term debts.

On July 26, 2002, PLDT signed a loan agreement with JBIC for a JP¥9,760.0 million credit facility under JBIC’s Overseas Investment Loan program. This fully drawn facility will amortize beginning March 2005 and will mature on March 21, 2008.

On September 4, 2002, PLDT signed an agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914.3 million and US$53.3 million, respectively. This facility, which has been split into two tranches to be drawn in June and December 2003, is intended to refinance a portion of the JP¥12,358.6 million and US$51.8 million principal amounts outstanding as of December 31, 2002 under a Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. This new syndicated facility will amortize semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis, excluding PLDT’s equity share in net earnings of subsidiaries and associates, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis, ranging from not more than 1.1:1 to not more than 3.0:1; and

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Further, with the signing of PLDT’s US$145 million multicurrency term loan facility, PLDT will be subject to additional financial tests to be measured starting March 2003. Under the terms of this facility, PLDT will be required to maintain, on a non-consolidated basis, a debt service coverage ratio of not less than 1.1:1 and a debt to free cash flow ratio of not more than 6.0:1 in 2003. The required threshold for the debt to free cash flow ratio will become more restrictive at the end of September 2003 and will continue to become more restrictive in increments thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expenses. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% against the U.S. dollar in 2001 but fluctuated between Php55.013 = US$1.00 on January 18, 2001 and Php47.550 = US$1.00 on February 16, 2001. At December 31, 2002, the exchange rate was Php53.254 = US$1.00, equivalent to a 2.9% depreciation of the peso relative to the rate at the end of 2001. In addition, certain of our financial ratios are adversely affected by impairment or similar charges, increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates, and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries or associates.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries, after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after (1) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (2) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or loss of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (1) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (2) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT's total indebtedness (not including amounts payable by PLDT to Piltel under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions, or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set-off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and associates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, PLDT is required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to (1) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except under certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (2) pay dividends, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain restrictions, these covenants also restrict our ability to sell assets and to use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (1) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

Under the terms of our JPY9,760.0 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (1) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (2) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the US$145 million multicurrency term facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (1) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights falls below 35% of such capital stock, (2) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (3) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (1) and (2) above.

PLDT’s debt instruments contain customary and other defaults that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Financing Requirements

We believe that our available cash, including cash flow from operations and drawings from existing and anticipated credit facilities, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months. Further, as described above, we have completed a number of initiatives under our liability management program to meet our debt service requirements in the short and medium term.

We continue to pursue various initiatives and financing transactions with the objective of further improving the balance between our cash flows and debt service requirements and reducing our overall indebtedness. In addition, PLDT has reduced its capital expenditures and investments, suspended dividend payments to common shareholders and increased its application of available cash to reduce its indebtedness. Further, we expect to benefit from increasing revenue and cash flow contributions from our subsidiaries, particularly Smart. Smart obtained the necessary waivers of loan covenant restrictions that permitted it to distribute dividends to PLDT in December 2002 in an amount up to 40% of Smart’s net income in 2001. With the signing by Smart of a US$100 million five-year term loan facility supported by Nippon Export and Investment Insurance, in fulfillment of one of the conditions for dividend distribution, Smart was able to make its first dividend payment of Php1,540.0 million to PLDT on December 16, 2002. Further waivers would be required for payment of additional dividends in future periods. On October 10, 2002, PLDT signed a receivables purchase facility under which PLDT received an advance payment of US$50.0 million. We intend to secure additional financings from banks and other institutional lenders. Our ability to continue to refinance our debts and the terms on which such refinancing can be obtained will depend on our successful financial and operating performance, conditions affecting the Philippine and international financial markets, the Philippine peso-to-U.S. dollar exchange rate, our credit ratings and other factors, many of which are beyond our control. An inability to repay or refinance our debts could materially and adversely affect our results of operations and financial condition and could result in default on such debts and cross-default and acceleration of substantially all of our other debts.

Credit Ratings

Our credit ratings may significantly affect the terms of our prospective financings, particularly financing costs. On October 21, 2002, Moody’s Investors Service and Fitch Ratings affirmed PLDT’s corporate credit rating at “Ba3”. In May 2002, following PLDT’s global offering of US$350 million notes, Standard & Poor's Ratings Group raised PLDT's credit rating from "BB-" to "BB" and Moody's Investors Service confirmed PLDT's "Ba3" credit rating. Earlier, PLDT's corporate credit ratings were downgraded by Standard & Poor's Ratings Group to "BB-" in November 2001, by Moody's Investors Service to "Ba3" in January 2002, and by Fitch Ratings and Duff & Phelps to "BB-" in February 2002. However, none of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

On October 29, 2002, Philippine Ratings Services Corporation, or PhilRatings, a credit rating agency in the Philippines, announced its “PRS 1” rating for PLDT’s Php2 billion short-term commercial paper issue for which the registration was approved by the Philippine Securities and Exchange Commission on February 6, 2003. PRS 1 is the highest rating possible on PhilRatings’ scale for short-term securities and is based on the issuer’s “strongest capability for timely payment of debt on both principal and interest.”

Off-Balance Sheet Financing

On October 10, 2002, PLDT entered into a Receivables Purchase Deed with a foreign institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser will have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except if PLDT commits a breach on its representations and warranties under the Receivables Purchase Deed.

Pursuant to separate Master Receivables Purchase and Sale Agreements with Citibank, N.A., Hong Kong and Charta Corporation of New York, PLDT made sales of eligible receivables from certain foreign carriers totaling US$58.6 million (Php3,029.0 million) in 2001 that resulted in losses of US$2.0 million (Php103.4 million). In 2002, no receivables were sold under these two agreements. The agreement with Charta Corporation was terminated on June 27, 2002, while the agreement with Citibank N.A., Hong Kong, was terminated on September 18, 2002.

Losses from sales of receivables are included in the "Other Expenses – net" account in our consolidated statements of income, while receivables sold are excluded from our consolidated balance sheets.

Equity Financing

Through our subscriber investment plan, which requires postpaid fixed line subscribers to buy shares of our 10% Cumulative Convertible Preferred Stock, PLDT was able to raise Php463.6 million in 2002 and Php232.3 million in 2001.

Cash dividend payments in 2002 amounted to Php1,581.2 million, all of which were paid solely to preferred shareholders of PLDT. In 2001, cash dividend payments totaled Php1,819.6 million, of which Php401.5 million was paid to common shareholders of PLDT and the remainder to its preferred shareholders. PLDT has not paid any cash dividends to its common shareholders since June 2001, and it does not expect to pay its common shareholders any dividends in 2003.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
		(in million pesos)

Long-term lease obligations	9,157.7	1,808.5	3,638.6	3,131.2	579.4
Unconditional purchase obligations	9,930.3	218.6	2,240.8	2,145.5	5,325.4
Other long-term obligations	20,200.7	–	–	–	20,200.7
Total	39,288.7	2,027.1	5,879.4	5,276.7	26,105.5

Long-term Lease Obligations

Transponder Lease Agreement. On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, which was amended on May 10, 2000. This agreement has a term of ten years commencing on December 18, 1997, unless terminated earlier in accordance with the terms thereof. For 2002, the annual basic rent for the transponders was US$18.0 million. As of December 31, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php5,281.7 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002, PLDT’s aggregate remaining obligation under these agreements was approximately Php1,012.6 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation for the submarine cable repair and related services for the maintenance of PLDT's domestic fiber optic network submerged plant for a period of five years up to July 4, 2005. Under this agreement, PLDT is required to pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php335.5 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of December 31, 2002, PLDT’s aggregate remaining obligation under these contracts was approximately Php148.6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT has entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2002, PLDT’s aggregate obligation under this agreement was approximately Php85.6 million.

Other Long-term Lease Obligations. We have various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Airtime Purchase Agreement with ACeS International Limited. In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, or ACeS, which was amended in December 1998, under which PLDT is granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5.0 million worth of airtime annually over ten years commencing on the date of commercial operations of the satellite. In the event ACeS' aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term. As of December 31, 2002, PLDT’s aggregate remaining minimum obligation under this agreement was approximately Php9,788.1 million.

PLDT, together with the founder shareholders, is endeavoring to further amend the agreement due to the occurrence of a partial satellite loss, changes in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee totaling US$0.5 million during the first year and US$0.3 million in each year thereafter. As of December 31, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php78.9 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As of December 31, 2002, PLDT had issued a total of 2,721,440 shares of Series V Convertible Preferred Stock, 5,098,116 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock in exchange for a total of 58,307,780 shares of Piltel’s Series K, Class I Convertible Preferred Stock pursuant to the debt restructuring of Piltel. Of these PLDT issued preferred shares, 2,691,340 shares of Series V, 5,084,029 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stock were issued on June 4, 2001. In 2002, PLDT issued additional 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the Bureau of Internal Revenue, PLDT will issue 106,500 more shares of its Convertible Preferred Stock in exchange for 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eight anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion will be able to require PLDT to purchase such PLDT common shares for Php1,700 or US$36.132 or JP¥4,071.89 per share, depending on the series.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,200.7 million, of which Php13,181.1 million is payable on June 4, 2008 and Php7,019.6 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,967.9 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610.0 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training, and handing over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. As of December 31, 2002, unavailed portion under this MPO amounted to US$106.7 million.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

At December 31, 2002, the Philippine peso depreciated against the U.S. dollar to Php53.254 = US$1.00 from Php51.690 = US$1.00 at December 31, 2001, which in turn depreciated from Php49.986 = US$1.00 at December 31, 2000. PLDT capitalized net foreign exchange losses of Php3,875.9 million in 2002 and Php3,337.7 million in 2001. These foreign exchange losses, Php3,960.7 million in 2002 and Php3,628.0 million in 2001, were attributable to foreign currency-denominated liabilities used to finance our capital investments and were therefore recorded as additions to the carrying value of the related property accounts.

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as of December 31, 2002 and 2001:

	December 31, 2002(1)		December 31, 2001(2)
	U.S. dollars	Pesos	U.S. dollars	Pesos
		(in millions)
Assets
Cash and cash equivalents	US$75.7	Php4,033.1	US$40.3	Php2,083.1
Accounts receivable	148.5	7,910.2	145.8	7,536.4
	224.2	11,943.3	186.1	9,619.5
Liabilities
Accounts payable	55.8	2,969.4	27.3	1,411.1
Accrued and other current liabilities	164.9	8,782.2	165.0	8,528.8
Notes payable	6.0	319.5	23.0	1,188.9
Long-term debt	2,936.8	156,397.5	3,156.2	163,144.0
Deferred credits and other noncurrent liabilities	50.2	2,675.9	—	—
	3,213.7	171,144.5	3,371.5	174,272.8
Net foreign currency-denominated liabilities	US$2,989.5	Php159,201.2	US$3,185.4	Php164,653.3

___________________

(1)  The exchange rate used is Php53.254 = US$1.00.

(2)  The exchange rate used is Php51.690 = US$1.00.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As of December 31, 2002, approximately 97% of our long-term debts, both consolidated and non-consolidated, were denominated in foreign currencies, principally in U.S. dollars. Thus, a weakening of the peso against the U.S. dollar will increase both the principal amount of and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the peso against the U.S. dollar drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources — Financing Activities — Covenants” above and Note 12 to the accompanying financial statements.

To manage foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks, and hedges to cover all of our exposure are not currently nor readily available.

Specifically, we use forward foreign exchange contracts and foreign currency swap contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. As of December 31, 2002, PLDT and Smart had outstanding forward foreign exchange contracts of US$211.4 million (Php11,258.0 million) and US$4.5 million (Php240.6 million), respectively. Also at the end of 2002, PLDT had outstanding principal-only long-term cross-currency swap contracts totaling US$550.0 million (Php28,196.3 million), while Smart had a cross-currency swap contract amounting to US$87.7 million (Php4,672.8 million). For further discussions of these contracts, see Note 23 to the accompanying financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. In September 2002, PLDT terminated its outstanding interest rate swap agreement amounting to US$175.0 million (Php9,171.8 million) for which it received payment amounting to US$12.16 million (Php633.2 million), net of outstanding receivables at the termination date. This amount was recorded as other income in our Statements of Income. As of December 31, 2002, PLDT had no outstanding interest rate swap agreement.

We make use of hedging instruments and structures solely for reducing or eliminating financial risks associated with our liabilities and not for trading or speculative purposes.

Effect of Peso Depreciation

In 2002 and 2001, our operating revenues which have been received in U.S. dollars or in respect of which we have been able to adjust our service fees to reflect changes in the peso-to-dollar exchange rate exceeded our U.S. dollar-linked operating expenses. As a result, the depreciation of the peso against the dollar over this period had a positive net impact on our operating profit. However, since substantially all of our indebtedness is denominated in U.S. dollars, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness. PLDT has capitalized its foreign exchange losses in respect of its U.S. dollar-denominated indebtedness, and net income in future periods is expected to be negatively affected as a result of higher depreciation expense resulting from such capitalization. Our cash flows are negatively affected by the higher peso cost of repaying U.S. dollar-denominated debts, and our ability to comply with financial covenants and ratios is negatively affected by the increase in the amount of our debts and our interest expenses in peso terms.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, while decreases in the relative value of the peso have had a significant effect on us, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2002 was 3.1%, compared to 6.1%, in 2001.

OTHER INFORMATION

Strike of PLDT Employees

In 2002, PLDT decided to rationalize the operations of its operator-assisted call-handling units located principally in certain of its provincial exchanges. In recent years, operator-assisted calls have dramatically declined due to the popularity of direct dialing and other alternative means of communications, such as e-mail and text messaging. Consequently, 322 employees of PLDT manning its regional operator services, where call volumes have significantly declined, were separated from service with enhanced retirement/redundancy pay package, effective December 31, 2002. In relation to this, the Manggagawa ng Komunikasyon sa Pilipinas, or MKP, our rank-and-file employees’ union, filed a Notice of Strike with the Department of Labor and Employment, or DOLE, on November 8, 2002, and filed a complaint against PLDT for alleged unfair labor practices.

After a series of failed conciliation meetings between representatives of PLDT and MKP before a DOLE conciliator, MKP staged a 14-day strike beginning on December 23, 2002. The strike ended on January 6, 2003 by virtue of a return-to-work order issued by the DOLE Secretary to striking employees, except those employees whose employment were already terminated by PLDT. Moreover, the DOLE Secretary, in the same order, certified the labor dispute to the National Labor Relations Commission, or NLRC, for compulsory arbitration. The NLRC has yet to schedule arbitration proceedings on MKP’s complaint against PLDT.

United States Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T Corp., WorldCom, Inc. and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and WorldCom refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and WorldCom, through January 31, 2003. While nearly 100 carriers worldwide, including 14 U.S. carriers, agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and WorldCom lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and WorldCom, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or WorldCom, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and WorldCom.

On February 7, 2003, AT&T and WorldCom filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the National Telecommunications Commission, or NTC, of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and WorldCom immediately rejected PLDT’s offer for an interim termination rate agreement.

On February 26, 2003, the NTC issued an Order confirming that, pursuant to its February 7 Order,“ it is understood that absent any provisional or interim arrangement or agreement” with U.S. carriers, “there would be termination of services between the parties who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.”

On February 28, 2003, PLDT and WorldCom reached an “interim agreement” effective through March 31, 2003, whereby PLDT agreed to provide direct service under a revised termination rate structure while the parties negotiated a final termination rate agreement.

On March 10, 2003, the International Bureau of the U.S. FCC granted the request of AT&T and WorldCom and issued an Order, directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, BayanTel, Digitel, Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that all affected circuits of U.S. carriers on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of January 31, 2003, our receivables from U.S. carriers totaled US$16.8 million, of which US$7.3 million was attributable to PLDT, US$7.4 million to Smart, and US$2.1 million to Subic Telecom.

In response to the ruling of the International Bureau of the U.S. FCC, the NTC issued a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the U.S. FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

We reserve the right to take whatever action is necessary to protect our interests relative to the decision of the U.S. FCC and the NTC. In the meantime, we continue to honor all our existing bilateral agreements with other carriers.

Related Party Transactions

In the ordinary course of business, companies belonging to the PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

  Telecommunications services provided within the PLDT Group — interconnection agreements among/between PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global under terms similar with those of other telecommunications providers outside the PLDT Group.

  Transponder Lease Agreement between Mabuhay Satellite and PLDT — an agreement pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. Rentals under this agreement totaled Php924.6 million for 2002, Php926.9 million for 2001 and Php1,054.7 million for 2000. PLDT’s outstanding obligations under this agreement amounted to Php269.5 million as of December 31, 2002 and Php35.8 million as of December 31, 2001.

  Facilities Management Agreement between PLDT and Piltel — an agreement under which PLDT undertakes the management, operation and maintenance of Piltel’s regional telecommunications facilities as well as Executive Order No. 109 network operations and services, including fixed line build-out installations, public calling offices, payphone facilities, and the systems required to support these services. Management fees under this agreement totaled Php83.6 million for 2002, Php71.6 million for 2001 and Php35.8 million for 2000. PLDT’s outstanding receivables under this agreement amounted to Php59.5 million as of December 31, 2002 and Php173.6 million as of December 31, 2001.

  Facilities Management Agreement between Subic Telecom and Piltel — an agreement under which Subic Telecom manages the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. Management fees under this agreement totaled Php21.5 million for 2002 and Php26.2 million for 2001. Subic Telecom’s outstanding receivables under this agreement amounted to Php1.8 million as of December 31, 2002 and Php12.2 million as of December 31, 2001.

  Agreements between Smart and Piltel — agreements relating to the integration of Smart’s and Piltel’s operations under which Smart undertakes to manage Piltel’s facilities, customer services and administrative support and management services. Fees under these management agreements totaled Php661.1 million for 2002, Php540.1 million for 2001 and Php124.1 million for 2000. Under these agreements, Smart had outstanding receivables of Php569.2 million as of December 31, 2002 and outstanding payables of Php78.4 million as of December 31, 2001. In addition, Smart also entered into a facilities service agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Facility fees under this service agreement totaled Php2,493.7 million for 2002, Php1,851.8 million for 2001 and Php459.7 million for 2000. Smart’s outstanding receivables under this agreement amounted to Php458.4 million as of December 31, 2002 and Php1,814.9 million as of December 2001.

  Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements — an agreement under which PLDT has been granted the exclusive right to sell ACeS services in the Philippines.

  Agreements between Smart and ACeS Philippines — agreements under which Smart (1) provides ACeS Global Mobile Personal Communications by Satellite, or GMPCS, services, in the Philippines, (2) undertakes the management, maintenance and operations of GMPCS, and (3) provides certain administrative support and services in certain aspects of ACeS Philippines’ business operations. Fees under these agreements, net of Smart’s share, totaled Php11.9 million for 2002 and Php16.9 million for 2001. Under these agreements, ACeS Philippines had no outstanding obligations as of December 31, 2002, while Smart had outstanding payables of Php12.5 million as of December 31, 2001.

In addition, transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of December 31, 2002 and 2001 and for the years ended December 31, 2002 and 2001 are as follows:

  Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s domestic fiber optic network; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agree to cooperative arrangements for international telecommunication services. Fees under these agreements totaled Php207.4 million for 2002, Php247.9 million for 2001 and Php116.8 million for 2000. PLDT’s outstanding obligations under these agreements amounted to Php31.6 million as of December 31, 2002 and Php39.0 million as of December 31, 2001.

  Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services for the operations and maintenance of Smart’s CMTS. Fees under these agreements totaled Php428.6 million for 2002, Php249.0 million for 2001 and Php195.0 million for 2000. Under these agreements, Smart had outstanding payables of Php31.0 million as of December 31, 2002 and outstanding receivables of Php5.3 million as of December 31, 2001. Asia Link is a subsidiary of First Pacific.

  Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide — an agreement under which FCB Worldwide provides consultancy and advisory services to PLDT. Fees under this agreement totaled Php19.1 million for 2002 and Php33.6 million for 2001. The chairman of PLDT’s board of directors is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

  Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan; wherein premiums are paid directly to Malayan. Premium payments to Gotuaco and Malayan in 2002, covering the twelve-month period ending July 31, 2003, totaled Php306.5 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 15 to the accompanying financial statements.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Registrant

By:

/s/ Manuel V. Pangilinan	/s/ Ma. Lourdes C. Rausa-Chan
Principal Executive Officer and	General Counsel and
Principal Operating Officer	Corporate Secretary

/s/ Anabelle L. Chua	/s/ Celso T. Dimarucut
Principal Financial Officer	Principal Accounting Officer

Date: March 25, 2003

pldt_2002-fs

SGV & CO

Report of Independent Auditors

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2002, and the related consolidated and non-consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Mabuhay Philippines Satellite Corporation, ePLDT, Inc., PLDT Global Corporation and other subsidiaries, which statements reflect total assets of 5.43% as of December 31, 2002 and total revenues of 6.61% for the year ended December 31, 2002, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. The consolidated and non-consolidated financial statements of Philippine Long Distance Telephone Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other auditors whose report dated February 25, 2002, expressed an unqualified opinion on those statements (prior to restatement) and included an explanatory paragraph emphasizing going concern matters involving the Company’s investee, Pilipino Telephone Corporation (Piltel).

We conducted our audit in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the Philippines.

As fully discussed in Note 3 to the financial statements, the Company changed in 2002 its method of accounting for its investment in the shares of stock of Piltel as provided under Statement of Financial Accounting Standards 28/International Accounting Standards 28, “Accounting for Investments in Associates.” Also, as discussed in Note 3, the Company and certain subsidiaries have given retroactive effect to the change in accounting for prepaid cards. We have also audited the adjustments as discussed in Note 3 that were applied to restate the 2001 and 2000 consolidated and non-consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied to the 2001 and 2000 consolidated and non-consolidated financial statements.

/s/ SYCIP GORRES VELAYO & CO.

Makati City, Philippines

March 25, 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002

AND

REPORT OF INDEPENDENT AUDITORS

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEET

December 31, 2002

(With Comparative Figures for 2001)

(in million pesos)

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
		(As restated - Note 3)		(As restated - Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 22)	10,876.5	4,122.7	4,164.7	2,336.2
Accounts receivable – net (Notes 6, 15 and 22)	20,124.0	26,797.1	19,376.5	21,016.3
Inventories and supplies – net (Note 7)	4,506.9	5,204.6	2,708.9	3,685.4
Deferred income tax – net (Notes 3 and 18)	3,772.1	1,625.7	3,001.8	1,345.5
Prepayments and other current assets	1,878.4	2,258.1	1,403.2	946.3
Total Current Assets	41,157.9	40,008.2	30,655.1	29,329.7
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 12 and 20)	252,024.9	256,477.0	190,721.9	197,646.8
Investments – net (Notes 2, 3, 9, 12, 14, 15, 17 and 20)	5,470.1	6,424.1	39,725.9	35,140.5
Other noncurrent assets – net (Notes 9, 10, 15 and 23)	4,988.5	4,985.1	1,613.1	808.5
Total Noncurrent Assets	262,483.5	267,886.2	232,060.9	233,595.8
	303,641.4	307,894.4	262,716.0	262,925.5

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Note 22)	759.5	6,461.9	719.5	1,961.9
Accounts payable (Notes 15 and 22)	9,693.9	12,234.3	7,396.8	8,673.6
Accrued and other current liabilities (Notes 3, 11, 15, 18 and 22)	12,531.4	10,692.5	5,536.8	5,243.4
Dividends payable (Note 14)	424.2	322.7	424.2	322.6
Income tax payable (Note 18)	981.7	354.9	538.2	181.4
Current portion of long-term debt (Notes 8, 12, 15, 22 and 23)	19,175.9	19,285.7	11,961.7	14,274.4
Total Current Liabilities	43,566.6	49,352.0	26,577.2	30,657.3
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 12, 15, 22 and 23)	148,587.0	149,611.1	127,362.2	127,240.8
Deferred income tax – net (Note 18)	10,699.5	8,621.5	9,230.7	8,290.8
Deferred credits and other noncurrent liabilities (Notes 3, 13, 15, 16 and 23)	11,540.7	12,795.1	11,157.4	10,175.4
Total Noncurrent Liabilities	170,827.2	171,027.7	147,750.3	145,707.0
Minority Interest in Consolidated Subsidiaries	859.1	953.5	–	–
Stockholders’ Equity (Notes 2 and 14)	88,388.5	86,561.2	88,388.5	86,561.2
	303,641.4	307,894.4	262,716.0	262,925.5

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENT OF INCOME

For the Year Ended December 31, 2002

(With Comparative Figures for the Years

Ended December 31, 2001 and 2000)

(in millions pesos, except per share amounts)

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
		(As restated - Note 3)			(As restated - Note 3)

OPERATING REVENUES (Notes 3 and 15)
Fixed line services:
Local exchange	21,166.7	21,375.8	18,977.9	21,064.7	21,020.9	18,249.6
International long distance	10,640.4	11,453.5	13,233.0	9,991.6	11,271.0	12,790.0
National long distance	7,668.4	8,388.1	10,550.2	7,582.9	8,223.6	10,135.9
Data and other network	5,479.5	4,776.5	2,963.2	5,370.9	4,714.4	2,911.0
Miscellaneous	563.3	426.1	242.7	843.2	376.9	183.5
	45,518.3	46,420.0	45,967.0	44,853.3	45,606.8	44,270.0
Wireless services	33,703.4	23,648.3	14,362.5	–	–	–
Information and communications technology services	941.3	468.9	238.7	–	–	–
	80,163.0	70,537.2	60,568.2	44,853.3	45,606.8	44,270.0
OPERATING EXPENSES
Depreciation and amortization (Note 8)	24,109.6	21,537.4	17,896.1	12,916.7	12,676.3	10,121.7
Compensation and benefits (Note 16)	10,179.2	9,001.2	8,725.2	6,987.2	7,080.3	7,220.9
Selling and promotions (Note 3)	8,426.5	8,031.5	8,589.8	1,284.3	1,300.6	1,651.6
Maintenance (Note 15)	4,886.3	4,635.5	4,063.6	3,100.2	3,250.2	3,021.1
Provision for doubtful accounts (Note 6)	4,023.6	3,183.9	3,010.1	3,311.0	2,868.0	2,326.0
Rent (Note 15)	2,827.4	2,342.0	1,643.5	1,671.4	1,742.9	1,711.0
Professional and other service fees (Note 15)	1,676.4	1,663.9	1,477.9	1,004.9	1,006.6	1,100.8
Taxes and licenses (Note 21)	855.3	750.9	744.3	503.4	396.0	509.1
Other operating costs (Note 15)	2,392.8	2,747.4	3,618.4	1,141.7	1,559.2	1,975.8
	59,377.1	53,893.7	49,768.9	31,920.8	31,880.1	29,638.0
NET OPERATING INCOME	20,785.9	16,643.5	10,799.3	12,932.5	13,726.7	14,632.0
OTHER EXPENSES – Net (Notes 3, 6, 8, 9, 10, 12, 15, 17 and 22)	16,123.0	14,543.3	11,479.0	8,960.4	10,191.2	12,931.3
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	4,662.9	2,100.2	(679.7)	3,972.1	3,535.5	1,700.7
PROVISION FOR INCOME TAX (Notes 3 and 18)	1,592.4	1,033.6	1,822.0	854.3	707.8	2,068.5
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	3,070.5	1,066.6	(2,501.7)	3,117.8	2,827.7	(367.8)
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(47.3)	(1,761.1)	(2,133.9)	–	–	–
NET INCOME (LOSS)	3,117.8	2,827.7	(367.8)	3,117.8	2,827.7	(367.8)
Earnings (Loss) Per Common Share (Note 19)
Basic	8.71	7.85	(9.71)	8.71	7.85	(9.71)
Diluted	8.71	7.85	–	8.71	7.85	–

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Year Ended December 31, 2002

(With Comparative Figures for the Years

Ended December 31, 2001 and 2000)

(in million pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balances at January 1, 2000
As previously reported	3,624.8	605.9	21,455.9	32,165.7	57,852.3
Effect of Smart acquisition (Note 2)	–	175.5	13,587.3	1,597.4	15,360.2
As restated	3,624.8	781.4	35,043.2	33,763.1	73,212.5
Net loss for the year
As previously reported	–	–	–	1,108.4	1,108.4
Effect of change in revenue recognition for prepaid cards , net of income tax effect (Note 3)	–	–	–	(1,476.2)	(1,476.2)
As restated	–	–	–	(367.8)	(367.8)
Cash dividends	–	–	–	(1,988.0)	(1,988.0)
Issuance of capital stock (Note 14)	296.5	61.1	13,836.9	–	14,194.5
Balances at December 31, 2000 (As restated – Note 3)	3,921.3	842.5	48,880.1	31,407.3	85,051.2
Balances at January 1, 2001
As previously reported	3,921.3	842.5	48,880.1	32,883.5	86,527.4
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(1,476.2)	(1,476.2)
As restated	3,921.3	842.5	48,880.1	31,407.3	85,051.2
Net loss for the year
As previously reported	–	–	–	3,417.9	3,417.9
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(590.2)	(590.2)
As restated	–	–	–	2,827.7	2,827.7
Cash dividends	–	–	–	(1,666.1)	(1,666.1)
Issuance of capital stock (Note 14)	321.0	2.0	25.4	–	348.4
Balances at December 31, 2001 (As restated – Note 3)	4,242.3	844.5	48,905.5	32,568.9	86,561.2
Balances at January 1, 2002
As previously reported	4,242.3	844.5	48,905.5	34,635.3	88,627.6
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(2,066.4)	(2,066.4)
As restated	4,242.3	844.5	48,905.5	32,568.9	86,561.2
Net income for the year	–	–	–	3,117.8	3,117.8
Cash dividends	–	–	–	(1,682.4)	(1,682.4)
Partial redemption of Series IV Preferred Stock (Note 14)	(72.0)	–	–	–	(72.0)
Issuance of capital stock (Note 14)	414.0	2.3	47.6	–	463.9
Balances at December 31, 2002	4,584.3	846.8	48,953.1	34,004.3	88,388.5

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

(With Comparative Figures for the Years

Ended December 31, 2001 and 2000)

(in million pesos)

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
		(As restated - Note 3)			(As restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES

Income (loss) before income tax and minority interest	4,662.9	2,100.2	(679.7)	3,972.1	3,535.5	1,700.7
Adjustments for:
Depreciation and amortization	24,109.6	21,537.4	17,896.1	12,916.7	12,676.3	10,121.7
Provision for doubtful accounts	4,023.6	3,183.9	3,010.1	3,311.0	2,868.0	2,326.0
Equity in net losses (earnings) of subsidiaries, including goodwill amortization and provision for impairment in value of investment	4,163.0	559.4	(11.5)	(645.0)	(401.1)	5,284.0
Others	1,227.5	428.3	346.6	(8.1)	–	–
Interest expense	13,886.4	14,613.1	14,562.3	10,837.1	10,825.4	9,741.1
Interest income	(1,060.5)	(1,383.2)	(2,290.9)	(69.3)	(183.7)	(915.4)
Dividend income	–	–	–	(295.4)	–	–
Operating income before working capital changes	51,012.5	41,039.1	32,833.0	30,019.1	29,320.4	28,258.1
Decrease (increase) in:
Accounts receivable	2,604.1	(4.9)	(3,649.3)	(1,621.2)	(1,872.7)	(2,888.5)
Inventories and supplies	305.7	(1,205.6)	(937.8)	976.5	(957.3)	(94.3)
Prepayments and other current assets	331.7	(312.1)	32.2	(252.8)	(350.5)	805.0
Increase (decrease) in:
Accounts payable	(3,455.5)	(282.6)	7,050.2	(1,155.3)	(1,017.4)	4,460.7
Accrued and other current liabilities	3,709.7	1,713.1	3,244.4	432.8	898.9	1,651.3
Cash generated from operations	54,508.2	40,947.0	38,572.7	28,399.1	26,021.4	32,192.3
Income taxes paid	(351.1)	(1,008.9)	(1,780.7)	(181.4)	(973.6)	(1,655.8)
Net cash provided by operating activities	54,157.1	39,938.1	36,792.0	28,217.7	25,047.8	30,536.5
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(13,355.1)	(28,150.6)	(24,506.4)	(5,759.2)	(8,178.8)	(9,625.4)
Interest paid – capitalized to property, plant and equipment	(1,343.6)	(2,403.8)	(2,602.6)	(1,173.2)	(1,505.6)	(1,894.6)
Net reduction in (additions to) investments	(598.2)	(1,229.6)	(402.2)	1,965.7	(4,351.2)	(11,459.5)
Decrease (increase) in other noncurrent assets	(546.6)	(1,106.1)	(353.8)	(823.1)	1,000.3	(59.4)
Interest received	731.6	1,031.2	1,844.3	68.3	187.3	926.1
Dividends received	–	–	–	1,635.9	95.9	–
Purchase of Smart’s local exchange carrier assets	–	–	–	–	–	(8,788.5)
Net cash used in investing activities	(15,111.9)	(31,858.9)	(26,020.7)	(4,085.6)	(12,752.1)	(30,901.3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	32,586.1	17,044.7	22,025.1	26,371.4	5,383.0	13,184.6
Payments of long-term debt	(42,019.1)	(15,829.1)	(19,241.3)	(32,521.1)	(13,629.4)	(9,031.3)
Proceeds from (payments of) notes payable	(5,743.1)	1,581.0	(10,895.4)	(1,232.5)	1,930.6	(6,225.8)
Interest paid – net of capitalized portion	(13,955.6)	(16,070.7)	(14,640.4)	(10,980.2)	(11,902.9)	(10,044.5)
Increase (decrease) in deferred credits and other noncurrent liabilities	(2,066.2)	1,207.8	(711.1)	(2,853.4)	1,970.6	81.3
Cash dividends paid	(1,582.3)	(1,820.7)	(1,875.6)	(1,581.2)	(1,819.6)	(1,875.6)
Proceeds from issuance of capital stock	463.6	232.3	14,194.3	463.6	232.3	14,194.4
Redemption of preferred stock	(72.0)	–	–	(72.0)	–	–
Net cash provided by (used in) financing activities	(32,388.6)	(13,654.7)	(11,144.4)	(22,405.4)	(17,835.4)	283.1
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	97.2	23.9	757.2	101.8	95.1	788.9
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,753.8	(5,551.6)	384.1	1,828.5	(5,444.6)	707.2
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,122.7	9,674.3	9,290.2	2,336.2	7,780.8	7,073.6
CASH AND CASH EQUIVALENTS AT END OF YEAR	10,876.5	4,122.7	9,674.3	4,164.7	2,336.2	7,780.8

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of December 31, 2002, we had 19,139 employees on a consolidated basis and 12,131 on a non-consolidated basis. As of December 31, 2001, we had 18,531 and 12,915 employees on a consolidated and non-consolidated basis, respectively.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2002	2001	2000

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0	100.0	60.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global Corporation, or PLDT Global, and subsidiaries	Telecommunications services	100.0	100.0	–
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	97.5	92.3	–

Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	45.3	45.3	57.6

Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

* Ceased to be treated as a consolidated subsidiary effective June 27, 2001 and subsequently accounted for under the equity method through December 31, 2001 and on a cost basis thereafter. See Note 3 - Accounting Changes.

In the non-consolidated financial statements, investments in subsidiaries, except for the investment in Piltel in 2002 (see Note 3- Accounting Changes, Investment in Piltel), are accounted for under the equity method.

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, Telesat, ACeS Philippines, Mabuhay Satellite and Piltel and subsidiaries (in 2000) not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT’s ownership interest ranges from 20.0% to 50.0% (collectibly referred to as associates), except for the investments in Piltel in 2002 (see Note 3 – Accounting Changes, Investment in Piltel), are accounted for under the equity method of accounting. These are entities in which the PLDT Group has significant influence and which is neither a subsidiary nor a joint venture of the PLDT Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the PLDT Group’s share of net assets of associates, less any impairment in value, if any. The statements of income reflect the PLDT Group’s share in the results of operations of associates. Unrealized gains arising from transactions with our associates are eliminated to the extent of the PLDT Group’s interests in associates, against the investments in associates. The PLDT Group’s investments in its associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, See Note 4 – Summary of Significant Accounting Policies.

Other investments in companies over which no significant influence is exercised are stated at cost, less allowance for any significant and permanent decline in value.

Investment in Smart

The acquisition of Smart by PLDT through the issuance of PLDT common shares in exchange for all issued and outstanding shares of Smart was completed on March 24, 2000.

The transaction was accounted for in a manner similar to the pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both PLDT and Smart are retained and are accounted for at historical cost or at the predecessor’s carrying amounts. The recorded assets and liabilities of PLDT and Smart are carried forward to the combined corporation at their recorded amounts. The income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

3.      Accounting Changes

Revenue Recognition for Prepaid Cards

In 2002, we changed our revenue recognition policy for prepaid cards and have now elected to recognize the revenue based on actual subscribers’ usage of the prepaid cards for better matching of revenues and expenses. Prior to 2002, we recognized revenues at the time of sale.

We have accounted for this change in accounting policy retroactively and have accordingly restated our comparative financial statements to conform to the changed policy. The after-tax effect of the change was an increase in consolidated net income of Php28.9 million in 2002 and reductions in consolidated net income of Php590.2 million in 2001 and Php1,476.2 million in 2000. Basic earnings per common share increased by Php0.17 in 2002 and decreased by Php3.50 in 2001 and Php8.87 in 2000.

Consolidated unearned revenues related to unused prepaid cards sold amounting to Php2,021.8 million, Php2,253.3 million and Php1,476.2 million as of December 31, 2002, 2001 and 2000 and non-consolidated unearned revenues amounting to Php430.7 million and Php392.8 million as of December 31, 2002 and 2001, respectively, are included in “Accrued and other current liabilities” in the balance sheets.

Investments in Piltel

In June 2001, Piltel completed the restructuring of substantially all of its indebtedness and other claims. PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to 45.3% as a result of the transfer of 208.0 million common shares of Piltel held by PLDT to financial advisors of Piltel to settle part of the fees in connection with the debt restructuring.

Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction in PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%.

PLDT accounted for its investments in Piltel using the equity method from June 27, 2001 to December 31, 2001. As of December 31, 2001, the balance of PLDT’s investments in Piltel amounted to Php948.0 million, representing the equity in net assets of Piltel as of that date.

Under the terms of Piltel’s debt restructuring plan, Piltel is not permitted to declare or pay any dividends, repay or pay interest on any financial indebtedness to PLDT Group and purchase, cancel, redeem or otherwise repay any of its share capital until all amounts owed to Piltel creditors have been paid or discharged.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150.0 million, of which US$50.2 million (approximately Php2,675.9 million) and US$61.2 million (approximately Php3,161.6 million) remained undrawn as of December 31, 2002 and 2001, respectively.

The Philippine Accounting Standards Council, or ASC, approved the adoption of Statement of Accounting Standards, or SFAS, 28/ International Accounting Standards, or IAS, 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for in the consolidated financial statements under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with the original SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments.”

The change in method of accounting for investments in Piltel from equity method to cost method does not have any effect on our financial statements.

4.      Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Service. Our local exchange revenues consist of: (a) flat monthly fees for our postpaid service; (b) installation charges and other one-time fees associated with the establishment of customer service; (c) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network; (d) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; (e) proceeds from calls from payphones; and (f) charges for special features, including bundled value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service is activated. Fixed charges and local access charges are recognized upon the completion of a call that terminated to our local exchange network.

International Long Distance Service. Our international long distance revenues, which are generated through our international gateway facilities, consist of: (a) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; (b) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (c) outbound call revenues representing amounts earned from outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred. Revenue shortfalls, consisting of interconnection revenues under dispute with foreign telecommunication administrations, are initially deferred and are recognized as earned only upon settlement.

National Long Distance Service. Our national long distance revenues consist of: (a) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and (b) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

National long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

Data and Other Network Services. Our data and other network services revenues are those derived from (a) traditional bandwidth services – high-speed point-to-point domestic and international digital leased line services; (b) broadband/packet-based/Internet-based services – frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale Digital Signal Level 3, or DS3; and (c) other packet-based switching services – Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Services

Cellular Service. Our cellular service revenues consist of: (a) revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards; (b) monthly service fees from postpaid subscribers, including charges for calls in excess of allocated free local calls, toll charges for national and international long distance calls, charges for text messages of our Global System for Mobile Communications, or GSM service customers in excess of allotted free text messages and charges for value-added services; (c) revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; (d) facility service fees charged to Piltel for using Smart’s GSM network for Piltel’s Talk ‘N Text prepaid cellular service; and (e) other charges, including reconnection and migration charges.

Postpaid services revenue, including charges for text messages sent in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value-added services are recognized upon availment by subscribers.

Other charges, including reconnection and migration charges, are recognized as the related service is provided to customers.

Satellite, VSAT and Other Services. Our revenues from satellite, very small aperture terminal, or VSAT, and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. The level of this allowance is also evaluated by management on the basis of factors that affect the collectibility of the accounts, e.g., age status of receivables. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or net realizable value. These are items of cellular phone units, materials, spare parts, terminal units and accessories.

Net realizable value is the replacement cost. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization, and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation and amortization and accumulated impairment losses are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. In June 2002, the estimated remaining useful lives of these assets were further revised to effectively end by December 2002. As a result, depreciation charges increased by Php1,897.1 million and Php1,440.0 million for the years ended December 31, 2002 and 2001, respectively. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, See Note 8 – Property, Plant and Equipment.

Impairment of Assets

Starting January 1, 2002, property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had impairment loss not been recognized for that asset in prior years.

Goodwill

Goodwill, included under “Other noncurrent assets” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Expenses incurred by certain subsidiaries prior to the start of commercial operations, net of incidental income, are being deferred and amortized over certain periods from the start of commercial operations (see New Accounting Standards Effective Subsequent to 2002, SFAS 38/IAS 38, “Intangible Assets”). Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

For income tax purposes, interest and other financing charges are treated as deductible expenses in the year they are incurred.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the time of the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all foreign currency monetary items, if any, which are capitalized to the appropriate property and equipment accounts, see – New Accounting Standards Effective Subsequent to 2002, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to the operations of the PLDT Group are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income during the year.

Financial Instruments

PLDT and Smart use forward exchange contracts to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover, or NOLCO; and (c) the carryforward benefit of the excess of the minimum corporate income tax, or MCIT, over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated the same.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and revenue and expenses during the period reported. Actual results could differ from our estimates.

Adoption of New Statements of Financial Accounting Standards, or SFAS/International Accounting Standards, or IAS

We adopted the following SFAS/IAS, which became effective on January 1, 2002:

  SFAS 16/IAS 16, “Property, Plant and Equipment”;
  SFAS 24/IAS 24, “Related Party Disclosures”;
  SFAS 27/IAS 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”;
  SFAS 28/IAS 28, “Accounting for Investments in Associates”; and
  SFAS 36/IAS 36, “Impairment of Assets”.

The effects of adopting SFAS 28/IAS 28 are discussed in Note 3, Accounting Changes – Investment in Piltel. The adoption of the other new standards in 2002 did not result in any adjustment to prior years’ financial statements. Additional disclosure requirements by the new standards were included in the financial statements where applicable.

New Accounting Standards Effective Subsequent to 2002

The ASC has approved the following accounting standards, which will be effective subsequent to 2002:

  SFAS 10/IAS 10, “Events After the Balance Sheet Date”, which prescribes the accounting and disclosure related to adjusting and non-adjusting subsequent events. We will adopt SFAS 10/IAS 10 in 2003 and based on current circumstances, we do not believe that the effect of the adoption will be material.
  SFAS 17/IAS 17, “Leases”, which prescribes the accounting policies and disclosures to be applied to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The standard provides certain guidelines on assessing whether leases or similar agreements would qualify as finance leases. We will adopt SFAS 17/IAS 17 when it becomes effective in 2004 and based on current circumstances, we do not believe the effect of the adoption will be material.
  SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which provides restrictive conditions for the capitalization of foreign exchange losses. As of December 31, 2002, undepreciated capitalized losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php62,049.4 million and Php54,394.6 million, respectively. Upon adoption in 2005, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing cost, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior years’ financial statements.
  SFAS 22/IAS 22, “Business Combinations”, which requires that an acquisition where an acquirer can be identified should be accounted for by the purchase method. Any goodwill arising from the acquisition should be amortized generally over 20 years. We will adopt SFAS 22/IAS 22 in 2003 and based on current circumstances, we do not believe the effect of the adoption will be material.
  SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Assets”, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. We will adopt SFAS 37/IAS 37 in 2003 on a retroactive basis. Based on current circumstances, we do not believe that the effect of the adoption will be material.
  SFAS 38/IAS 38, “Intangible Assets”, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred and prescribes the retroactive adjustment of unamortized intangible assets to beginning retained earnings of 2003 and restatement of comparative prior period financial statements. We will adopt SFAS 38/IAS 38 in 2003. As of December 31, 2002, our consolidated unamortized start-up costs amounted to Php311.3 million.

5.      Cash and Cash Equivalents

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
	(in million pesos)
Cash on hand and in banks	3,053.0	1,847.9	856.3	1,222.1
Temporary investments	7,823.5	2,274.8	3,308.4	1,114.1
	10,876.5	4,122.7	4,164.7	2,336.2

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.      Accounts Receivable

This account consists of receivables from:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
	(in million pesos)
Customers and carriers	26,675.1	28,196.9	22,601.1	21,638.7
Others	1,950.2	4,161.7	2,758.4	2,493.2
	28,625.3	32,358.6	25,359.5	24,131.9
Less allowance for doubtful accounts	8,501.3	5,561.5	5,983.0	3,115.6
	20,124.0	26,797.1	19,376.5	21,016.3

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar MRPSA with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser shall have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

In 2002, sale of receivables under the RPD amounted to US$3.1 million (Php165.1 million). There was no sale of receivables under the MRPSA in 2002; in 2001, sale of receivables under these agreements amounted to US$58.6 million (Php3,029.0 million).

7.      Inventories and Supplies

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
		(in million pesos)
Spare parts and supplies	2,281.4	2,341.9	2,272.1	2,335.9
Terminal and cellular phone units – net of allowance for inventory obsolescence of Php434.5 million in 2002 and Php286.4 million in 2001 in the consolidated financial statements	1,774.1	2,013.9	368.5	534.1
Others	451.4	848.8	68.3	815.4
	4,506.9	5,204.6	2,708.9	3,685.4

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment.”

8.      Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
Consolidated
At December 31, 2001
Cost	98,321.7	91,647.9	47,514.5	24,347.5	17,395.4	10,722.0	5,353.6	2,318.6	31,747.7	329,368.9
Accumulated depreciation, amortization and impairment	(19,179.5)	(25,436.4)	(11,210.4)	(3,305.2)	(9,219.4)	(2,456.4)	(1,874.3)	(210.3)	–	(72,891.9)
Net book value	79,142.2	66,211.5	36,304.1	21,042.3	8,176.0	8,265.6	3,479.3	2,108.3	31,747.7	256,477.0
Year ended December 31, 2002
Opening net book value	79,142.2	66,211.5	36,304.1	21,042.3	8,176.0	8,265.6	3,479.3	2,108.3	31,747.7	256,477.0
Additions/Transfers	17,581.8	6,089.1	10,845.3	395.5	2,303.9	235.3	922.8	289.4	(11,577.5)	27,085.6
Disposals/Retirement	(4,772.2)	(305.4)	(1,947.3)	(4.9)	(317.8)	–	–	(80.5)	–	(7,428.1)
Accumulated depreciation, amortization and impairment	(4,505.7)	(6,297.7)	(8,157.8)	(883.2)	(2,608.3)	(822.6)	(804.9)	(29.4)	–	(24,109.6)
Closing net book value	87,446.1	65,697.5	37,044.3	20,549.7	7,553.8	7,678.3	3,597.2	2,287.8	20,170.2	252,024.9
At December 31, 2002
Cost	111,116.6	97,414.7	55,631.7	25,016.2	19,090.0	10,766.7	5,705.3	2,527.7	20,170.2	347,439.1
Accumulated depreciation, amortization and impairment	(23,670.5)	(31,717.2)	(18,587.4)	(4,466.5)	(11,536.2)	(3,088.4)	(2,108.1)	(239.9)	–	(95,414.2)
Net book value	87,446.1	65,697.5	37,044.3	20,549.7	7,553.8	7,678.3	3,597.2	2,287.8	20,170.2	252,024.9

Non-Consolidated
At December 31, 2001
Cost	97,287.2	91,179.1	–	22,936.0	10,970.4	–	5,191.3	2,171.8	24,259.6	253,995.4
Accumulated depreciation, amortization and impairment	(18,919.9)	(25,220.0)	–	(2,913.8)	(7,232.9)	–	(1,852.6)	(209.4)	–	(56,348.6)
Net book value	78,367.3	65,959.1		20,022.2	3,737.5	–	3,338.7	1,962.4	24,259.6	197,646.8
Year ended December 31, 2002
Opening net book value	78,367.3	65,959.1	–	20,022.2	3,737.5	–	3,338.7	1,962.4	24,259.6	197,646.8
Additions/Transfers	9,733.2	5,397.8	–	208.5	536.7	–	819.9	0.1	(5,607.4)	11,088.8
Disposals/Retirement	(4,735.3)	(305.3)	–	–	–	–	–	(56.4)	–	(5,097.0)
Accumulated depreciation, amortization and impairment	(4,137.9)	(6,183.9)	–	(631.7)	(1,205.5)	–	(730.7)	(27.0)	–	(12,916.7)
Closing net book value	79,227.3	64,867.7	–	19,599.0	3,068.7	–	3,427.9	1,879.1	18,652.2	190,721.9
At December 31, 2002
Cost	101,912.2	96,244.5	–	23,142.9	11,358.3	–	5,440.8	2,115.5	18,652.2	258,866.4
Accumulated depreciation, amortization and impairment	(22,684.9)	(31,376.8)	–	(3,543.9)	(8,289.6)	–	(2,012.9)	(236.4)	–	(68,144.5)
Net book value	79,227.3	64,867.7	–	19,599.0	3,068.7	–	3,427.9	1,879.1	18,652.2	190,721.9

Substantially, all our telecommunications equipment are purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest and net foreign exchange losses capitalized to property, plant and equipment for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
			(in million pesos)
Interest	1,343.6	2,403.8	2,602.6	1,173.2	1,505.6	1,894.6
Foreign exchange losses - net	4,690.0	4,240.3	36,272.0	3,875.9	3,337.7	27,586.6

As of December 31, 2002, 2001 and 2000, the undepreciated capitalized net foreign exchange losses amounted to Php62,049.4 million, Php64,910.4 million and Php74,490.6 million, respectively, on a consolidated basis and amounted to Php54,394.6 million, Php56,214.7 million and Php57,466.9 million, respectively, on a non-consolidated basis.

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. In June 2002, the estimated remaining useful lives of these assets were further revised to effectively end by December 2002. As a result, depreciation charges increased by Php1,897.1 million and Php1,440.0 million for the years ended December 31, 2002 and 2001, respectively. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,965.6 million and the appraisal increment was Php82,723.1 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2002 and 2001, the appraisal increment on PLDT’s 1997 properties still in service, net of a 5.0% disallowance factor, amounted to Php44,983.8 million and Php51,803.1 million, respectively.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

9.       Investments

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001 (As restated - Note 3)
		(in million pesos)
Investments in shares of stock:
Cost:
Common	1,754.0	5,932.2	22,258.4	25,930.5
Preferred	1,674.1	6,090.9	10,661.9	13,509.4
	3,428.1	12,023.1	32,920.3	39,439.9
Accumulated equity in net losses of investees	(11,908.8)	(7,739.2)	(7,047.1)	(6,351.6)
Offset of accumulated equity in net
losses of Piltel against cost	11,800.5	–	11,800.5	–
Net accumulated equity in net earnings
(losses) of investees (Note 14)	(108.3)	(7,739.2)	4,753.4	(6,351.6)
Total cost and accumulated equity in net losses of investees	3,319.8	4,283.9	37,673.7	33,088.3
Investment in debt securities	2,150.3	2,140.2	2,052.2	2,052.2
Total	5,470.1	6,424.1	39,725.9	35,140.5
Investments in shares of stock:
At equity:
Smart	–	–	32,204.6	26,008.7
ACeS Philippines	–	–	1,821.9	2,087.0
Mabuhay Satellite	–	–	1,299.3	1,223.9
ePLDT	–	–	932.0	1,048.8
Subic Telecom	–	–	727.5	785.6
Clark Telecom	–	–	221.1	239.2
Telesat	–	–	179.3	144.2
SNMI	–	–	114.8	123.9
MaraTel	–	–	74.9	435.2
PLDT Global	–	–	3.2	3.2
Others	31.2	103.6	–	–
	31.2	103.6	37,578.6	32,099.7
At cost:
ACeS International Limited	1,614.4	1,614.4	–	–
Mabuhay Space Holdings Limited	885.3	885.3	–	–
Stradcom International Holdings, Inc.	616.2	616.2	–	–
Piltel (Note 3)	–	948.0	–	948.0
Others	172.7	116.4	95.1	40.6
	3,288.6	4,180.3	95.1	988.6
Total	3,319.8	4,283.9	37,673.7	33,088.3

The movements in our accumulated equity in net losses of subsidiaries and an affiliate can be accounted for as follows:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001 (As restated - Note 3)
		(in million pesos)
Beginning balance	(7,739.2)	(7,018.1)	(6,351.6)	(6,656.7)
Equity in net losses (earnings) of subsidiaries, including goodwill amortization and provision for impairment in value of investment for the year	(4,163.0)	(559.4)	645.0	401.0
Dividends received and others	(6.6)	(161.7)	(1,340.5)	(95.9)
Ending balance	(11,908.8)	(7,739.2)	(7,047.1)	(6,351.6)

Investment in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41.1 billion of indebtedness and other claims, representing approximately 98.0% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

In June 2002, holders of Piltel’s Series B, Class II Non-Convertible Preferred Stock, which had an aggregate redemption amount of Php102.3 million (including accrued dividends of Php19.7 million up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50.0% of the redemption amount was released in exchange for 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel, or one share of Piltel’s Convertible Preferred Stock for every Php340 of the redemption amount, which were then exchanged for 30,100 shares of PLDT’s Series V Convertible Preferred Stock. See Note 14 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50.0% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described in the foregoing.

In October 2002, holders of Piltel’s convertible bonds, which had a redemption amount of US$7.7 million (principal amount of US$5.8 million including accretion costs up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50.0% of the redemption amount was released in exchange for 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock or one Piltel convertible preferred share for every Php340 of the redemption amount, which were then exchanged for 106,500 shares of PLDT’s Convertible Preferred Shares. As of December 31, 2002, only 70,435 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 14,087 shares of PLDT’s Series VI Convertible Preferred Stock. The remaining 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock will be exchanged for PLDT’s Convertible Preferred Shares upon receipt of tax clearance from the Bureau of Internal Revenue. The remaining 50.0% of the redemption amount was exchanged for a participation in the “Conversion Notes Facility”.

Under the terms of the debt restructuring, 50.0% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Total long-term debt of Piltel amounted to Php22,123.9 million and Php21,192.9 million, as of December 31, 2002 and 2001 respectively, with maturities of up to June 14, 2016, which consist of the following:

	2002		2001
		(in millions)
Restructured debt
Philippine Pesos
10 year Tranche B		Php2,166.4		Php2,166.4
15 year Tranche C		2,166.4		2,166.4
15 year Term Notes Facility		292.7		241.4
		4,625.5		4,574.2
U.S. Dollars
10 year Tranche B	US$33.2	1,768.4	US$33.2	1,716.6
15 year Tranche C	33.2	1,768.4	33.2	1,716.6
15 year Conversion Notes Facility	121.1	6,448.3	117.3	6,060.2
	US$187.5	9,985.1	US$183.7	9,493.4
Japanese Yen
10 year Tranche B	JPY 7,822.0	3,509.7	JPY 7,822.0	3,070.1
15 year Tranche C	7,822.0	3,509.7	7,822.0	3,070.1
	JPY 15,644.0	7,019.4	JPY 15,644.0	6,140.2
Total		21,630.0		20,207.8
Unrestructured debt
Philippine Pesos
Preferred shareholders		–		106.9
U.S. Dollars
Banks	US$6.2	331.2	US$6.2	321.5
Convertible bonds	2.2	120.2	9.9	514.2
	US$8.4	451.4	US$16.1	835.7
Total		451.4		942.6
Liabilities under capital lease		42.5		42.5
		Php22,123.9		Php21,192.9

Piltel did not comply with the terms of convertible bonds with principal amount of US$1.7 million (approximately US$2.2 million redemption price at the option of the holders), and US$6.2 million of other U.S. dollar denominated debt.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6.2 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness do not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150.0 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150.0 million. The undrawn balance under the Letter of Support was US$50.2 million (approximately Php2,675.9 million) as of December 31, 2002 and US$61.2 million (approximately Php3,161.6 million) as of December 31, 2001 after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing, as may be necessary.

In 2001, Piltel wrote down assets valued at Php13,984.1 million, which was reflected in Piltel’s accounts as of December 31, 2001. The write-down, as approved by Piltel’s Board of Directors, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Piltel’s net worth amounted to Php1,900.2 million as of December 31, 2001 after taking into account the debt restructuring and assets write down. The balance of PLDT’s investments as of December 31, 2001 in Piltel amounted to Php948.0 million, representing the equity in net assets as of that date.

In December 2002, Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order, or EO 109 assets valued at Php4,736.6 million and Php12,053.6 million, respectively. For the AMPS/CDMA assets, the impairment resulted from Piltel’s decision to deactivate all its AMPS/CDMA cell sites as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. Piltel’s revenues from its AMPS/CDMA postpaid and prepaid services declined considerably in 2002 with the sustained success of Piltel’s and other cellular operators’ prepaid GSM service.

The impairment of EO 109 assets is expected to bring down the net book value of these assets to their recoverable value, which was estimated using the net present value of future cash flows from the EO 109 postpaid service. Cash flows from the EO 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the EO 109 assets as Piltel has to terminate this service in February 2003. Revenues from the EO 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM service.

The current level of operation of Piltel indicates that it is unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php19,099.8 million as of December 31, 2002 as a result of continuing losses of Piltel and impairment losses amounting to Php16,790.2 million in 2002 in respect of its AMPS/CDMA and EO 109 assets.

Accordingly, in 2002, PLDT had written down Php1,519.2 million, representing the balance of PLDT’s investment in Piltel amounting to Php948.0 million as of December 31, 2001 and Php571.2 million drawings under the Letter of Support in 2002, and set up a liability for the undrawn balance of the Letter of Support amounting to US$50.2 million (approximately Php2,675.9 million) as of December 31, 2002.

Subscription for Smart Preferred Shares

On various dates in 2001 and 2000, PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762.4 million preferred shares of Smart at Php13.875 per share, or an aggregate subscription price of Php10,578.5 million. As of December 31, 2002, the subscription price of said preferred shares had been fully paid.

On December 12, 2002, Smart redeemed 299.1 million out of 762.4 million preferred shares subscribed by PLDT in 2001 and 2000 at a redemption price of Php13.875 per share, or a total redemption price of Php4,150.0 million.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138.4 million, as consideration and in exchange for 298.3 million preferred shares of Smart subscribed by PLDT at Php13.875 per share.

Investment in Subic Telecom

On November 28, 2000, the Board of Directors of PLDT approved the acquisition of AT&T’s 40.0% equity interest in Subic Telecom. The parties signed the Stock Purchase Agreement on January 26, 2001, and the closing of the sale/purchase transaction took place on February 16, 2001. As a result of this transaction, PLDT’s equity interest in Subic Telecom increased from 60.0% to 100.0%.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of December 31, 2002, ePLDT held interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100.0% investment in Vocativ Systems Inc., a 500-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100.0% investment in Parlance Systems, Inc., a 520-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100.0% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide that commenced full commercial operations in January 2002;

e.       100.0% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

f.        100.0% owned subsidiary, Sidera Technologies, Inc., which is engaged in the business of designing and managing reloadable chip-based cards;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       80.0% investment in Digital Paradise, Inc. incorporated on July 23, 2002, which is engaged in the retailing of computer products;

i.         51.0% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

j.         45.0% interest in Mind Stream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology, or NIIT, of India for IT courseware;

k.       Investment in debt securities which is convertible into 40% of the total capital stock of Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

l.         22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office; and

m.     20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.

On August 20, 2002, ePLDT sold to Directories Philippines Corporation its 51.0% interest in eYP.ph Corporation and assigned and transferred its deposit for future subscription of Php11.9 million to the common capital stock, in exchange for the latter’s receivables of Php30.2 million from PLDT.

ePLDT had an initial authorized capital stock of Php1.0 billion, which was increased in May 2001 to Php4.0 billion. As of December 31, 2002, PLDT had subscribed for 1,671.6 million shares of ePLDT’s common capital stock for which PLDT partially paid cash of Php550.0 million. The balance was fully paid by: (a) offsetting against PLDT’s receivables from ePLDT amounting to Php450.0 million, (b) transferring to ePLDT 18.8 million Infocom shares held by PLDT valued at Php134.7 million, (c) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270.0 million, and (d) transferring to ePLDT a portion of PLDT’s Jupiter property valued at Php266.9 million.

ePLDT commenced commercial operations on February 5, 2001.

Investment in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel for a total consideration of Php451.3 million. The shares represent 92.3% of the issued and outstanding common stock of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,730 subscribers and a switch capacity of 34,800 digital lines as of December 31, 2002.

In 2002, PLDT acquired an additional 134,237 common shares for a consideration of Php1.3 million. Accordingly, PLDT’s interest in MaraTel increased from 92.3% to 97.5%.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT’s existing coverage in Mindanao.

Investment in PLDT Global

PLDT Global is a wholly owned subsidiary incorporated with a view of positioning PLDT as a major full service global telecommunications player through a strategy of establishing points of presence in key cities worldwide.

The authorized capital stock of PLDT Global consists of 50,000 shares with a par value of US$1.0 per share.

Investment of ACeS Philippines in ACeS International, Limited

As of December 31, 2002, ACeS Philippines has a 20.2% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95.0% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc. or SS/L, to form Mabuhay Space Holdings Limited for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. The management of Mabuhay Satellite expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investment in Infocom Technologies, Inc., or Infocom

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom’s capital restructuring, which involved the increase in authorized capital stock of Infocom from Php250.0 million to Php500.0 million and the subsequent decrease in its authorized capital stock from Php500.0 million to Php188.5 million, which resulted in the removal of Infocom’s deficit amounting to Php232.4 million.

PLDT subscribed for 17.5 million Infocom common shares, which were paid by offsetting its subscription payable against its receivables from Infocom amounting to Php150.0 million and converting the Infocom convertible notes held by PLDT valued at Php24.5 million into Infocom common shares.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for at historical cost in a manner similar to a pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at the predecessor’s carrying amounts.

Investments in Debt Securities

The Philippine Home Cable Holdings, Inc.

PLDT’s total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052.2 million as of December 31, 2002 and 2001.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100.0% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

Infocom

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of Php24.5 million of Infocom’s convertible notes into shares of Infocom. The shares were issued on August 28, 2001 following the approval by the SEC of the increase in Infocom’s authorized capital stock from Php250.0 million to Php500.0 million.

10.  Other Noncurrent Assets

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
		(in million pesos)
Debt issuance expenses – net	2,494.2	1,784.5	1,122.3	453.8
Refundable deposits	475.3	364.5	212.9	228.8
Others – net	2,019.0	2,836.1	277.9	125.9
	4,988.5	4,985.1	1,613.1	808.5

11.  Accrued and Other Current Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001 (As restated - Note 3)	2002	2001 (As restated - Note 3)
		(in million pesos)
Accrued utilities and general expenses	2,888.1	1,520.4	1,141.9	452.6
Accrued interest on various loans (Note 12)	2,717.3	3,033.9	2,069.4	2,212.6
Unearned revenue on sale of prepaid cards (Note 3)	2,021.8	2,253.3	430.7	392.8
Accrual for payment for unused sick leave and other employee benefits	1,452.4	779.8	584.1	642.3
Accrued taxes and other expenses	1,461.0	452.6	751.8	946.3
Others	1,990.8	2,652.5	558.9	596.8
	12,531.4	10,692.5	5,536.8	5,243.4

12.  Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	2002	2001
	(in million pesos)
PLDT	139,323.9	141,515.2
Smart	22,890.6	21,701.8
Mabuhay Satellite	5,355.9	5,622.5
ePLDT	150.0	-
MaraTel	42.5	57.3
	167,762.9	168,896.8
Less current portion	19,175.9	19,285.7
	148,587.0	149,611.1

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of outstanding long-term debt as of December 31, 2002 are as follows:

Year	Consolidated	Non-Consolidated
	(in million pesos)
2003	19,175.9	11,961.7
2004	22,415.5	15,108.9
2005	28,309.5	21,029.2
2006	25,716.6	20,200.3
2007 and onwards	72,145.4	71,023.8

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	2002		2001
	(in millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$436.9	Php23,264.9	US$474.9	Php24,549.3
JBIC/Co-financing Banks	87.4	4,657.2	109.4	5,652.7
Others	161.0	8,574.6	182.6	9,441.2
	685.3	36,496.7	766.9	39,643.2
Fixed Rate Notes	1,486.5	78,067.1	1,426.9	73,669.9
Term Loans	172.1	9,166.5	289.8	14,976.2
	2,343.9	123,730.3	2,483.6	128,289.3
Japanese Yen
Term Loans	JP¥15,640.5	7,048.6	JP¥23,029.1	9,130.9
JBIC OIL	9,760.0	4,379.3	–	–
	25,400.5	11,427.9	23,029.1	9,130.9
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,540.0		2,770.0
Term Loans		1,625.7		1,325.0
		4,165.7		4,095.0
		139,323.9		141,515.2
Less current portion		11,961.7		14,274.4
		Php127,362.2		Php127,240.8

The effective average interest rates applicable to the above indebtedness are as follows:

	2002	2001

Dollar-denominated loans	8.3%	8.7%
Yen-denominated loans	1.2%	1.3%
Peso-denominated loans	13.8%	14.5%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of December 31, 2002, we owed US$436.9 million aggregate principal amount of debt to KfW, as follows:

  US$328.7 million provided under various export credit agency-backed facilities, of which US$290.1 million is in connection with our expansion and service improvement programs and US$38.6 million in connection with a refinancing facility; and

  US$108.2 million provided for the 15.0% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11.0 million is in connection with a refinancing facility.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$49.6 million (Php2,644.4 million) under this facility as of December 31, 2002.

After giving effect to the refinancing of facilities, US$39.3 million of our KfW loans will mature in 2003, US$38.7 million in 2004, US$81.8 million in 2005, US$57.3 million in 2006 and US$219.8 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$248.4 million and US$292.0 million as of December 31, 2002 and 2001, respectively. Of these loans, US$61.5 million will mature in 2003, US$60.2 million in 2004, US$49.0 million in 2005, US$39.4 million in 2006 and US$38.3 million in 2007 or later.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of December 31, 2002, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$62,030,000	June 28, 1996	8.500%	June 30, 2003
US$81,822,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63.0 million in principal amount of our 8.5% Notes due 2003 and US$116.9 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$5.5 million in principal amount of our 10.625% Notes due 2004 and US$5.6 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$121.4 million, of which US$52.8 million (JP¥6,260.4) pertains to the Japanese yen term loan maturing in June 2003 and US$51.8 million in connection with the US$150.0 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds from the bond issue.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart's local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$35.7 million and US$26.5 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA, ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$140.4 million of these loans was outstanding as of December 31, 2002. The FMO loan matures on September 1, 2007, while the EKN and ECGD loans mature on December 31, 2007.

US$150.0 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$51.8 million of which was outstanding as of December 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multi-currency refinancing facility described below.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,358.6 million of which was outstanding as of December 31, 2002. This loan has a final maturity on June 18, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥ 9.760 Billion Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥ 9,760 million under the JBIC’s Overseas Investment Loan (OIL) program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 2005 and will mature on March 21, 2008.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700.0 million, of which about Php1,500.0 million was outstanding as of December 31, 2002. The loan, which is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines, matures on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of the PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1.5 billion, of which Php230 million matured on November 11, 2002, Php500 million matures on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1.27 billion, of which Php360 million matures on June 9, 2003, Php100 million on June 9, 2005, and Php810 million on June 9, 2010.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914.3 million and US$53.3 million, respectively. This facility, which has been split into two tranches to be drawn in June and December 2003, is intended to refinance a portion of the JP¥12,358.6 million and US$51.8 million principal amounts outstanding as of December 31, 2002 under the Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net earnings of subsidiaries and associates, of not less than 150.0%, 180.0% or 200.0%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1; and

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Further, with the signing of PLDT’s US$145 million multicurrency term loan facility, PLDT will become subject to additional financial tests to be measured starting March 2003. Under the terms of this facility, PLDT shall be required to maintain, on a non-consolidated basis, a debt service coverage ratio of not less than 1.1:1 and a debt to free cash flow ratio of not more than 6.0:1 in 2003. The required threshold for the debt to free cash flow ratio will become more restrictive at the end of September 2003 and will continue to become more restrictive in increments thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97.0% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3.3% in 2001 but fluctuated between Php55.013 to US$1.00 on January 18, 2001 and Php47.550 to US$1.00 on February 16, 2001. As of December 31, 2002, the exchange rate was Php53.254 to US$1.00, equivalent to a 2.9% depreciation of the peso relative to the rate at the end of 2001. In addition, certain of our financial ratios are adversely affected by impairment or similar charges, increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries or associates.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150.0% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150.0%, interest coverage ratio is the ratio of PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180.0%, interest coverage ratio is the ratio of our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net earnings or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200.0%, interest coverage ratio is the ratio of our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net earnings or losses of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (a) PLDT's total indebtedness (not including amounts payable by PLDT under the Letter of Support) to (b) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net earnings or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (a) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (b) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of non-consolidated current assets to non-consolidated current liabilities, excluding from current liabilities 50.0% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to: (a) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1 thereafter and (b) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101.0% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35.0% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35.0% of such capital stock and (c) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of our JPY9,760.0 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the multi-currency term facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35.0% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	2002		2001
		(in millions)
U.S. Dollars	US$407.9	Php21,723.9	US$400.5	Php20,701.8
Philippine Pesos		1,166.7		1,000.0
		22,890.6		21,701.8
Less current portion		6,172.8		4,577.4
		Php16,717.8		Php17,124.4

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000.0 million and Php300.0 million facilities, respectively.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. Smart has obtained waivers from Finnvera, the export credit agent for the GSM Phase 1, 2 and 3 loan facilities of Smart, and other required lenders, subject to certain conditions including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700.0 million, to permit it to pay dividends to PLDT in the fourth quarter of 2002 equal to 40% of Smart's net income in 2001. In addition, Smart signed the Nippon Export and Investment Insurance (NEXI) – Supported Untied Term Loan Facility on November 28, 2002 for a US$100 million term loan facility available until November 2003 in procurement of new financing. Having fulfilled the foregoing conditions, Smart made its first dividend payment to PLDT in the amount of Php1,540.0 million on December 16, 2002. Further waivers would be required for payment of additional dividends in future periods.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

  Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  Failure by Smart to comply with certain financial ratio covenants;

  Any reduction in PLDT’s ownership of Smart’s stock below 51.0% of the total of each class of Smart’s issued shares;

  Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding or 17.5% of the voting power of the total common stock outstanding; and

  The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

Certain telecommunications equipment of Smart with a net book value of zero and Php160.0 million as of December 31, 2002 and 2001, respectively, have been pledged as security for Smart’s outstanding loans. As of December 31, 2002, the total outstanding balance of these secured loans was US$2.5 million, which was paid in full on January 31, 2003.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2002		2001
	(in millions)
U.S. Dollars
Credit Agreement	US$54.9	Php2,925.3	US$61.9	Php3,201.3
Omnibus Agreement	45.6	2,430.6	46.9	2,421.2
	100.5	5,355.9	108.8	5,622.5
Less current portion	18.4	979.9	8.2	423.9
	US$82.1	Php4,376.0	US$100.6	Php5,198.6

Credit Agreement

On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank relating to the Credit Agreement to finance a portion of the costs of purchasing the Agila II Satellite, which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5.3 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 6.6% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. The outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$61.9 million (Php3,128.5 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46.3 million.

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite’s long-term liabilities as of December 31, 2002 and 2001 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the Bangko Sentral ng Pilipinas approved the restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150.0 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15.0 million shall start in the second year with a balloon payment of Php45.0 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4.0% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php616.2 million as of December 31, 2002 and a deed of assignment of receivables of an associate from a foreign customer.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

MaraTel

MaraTel’s long-term debt consists of a Php60.0 million loan obtained on October 20, 1997 and a Php19.2 million loan drawn on July 19, 1999. The Php60.0 million loan carries an interest rate ranging from 11.6% to 14.6% per annum and matures on October 16, 2005, while the Php19.2 million loan bears a fixed interest rate of 14.7% per annum and matures on July 30, 2004. As of December 31, 2002, the outstanding balances of these loans totaled Php42.5 million, of which Php16.5 million will mature in 2003.

13.  Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated		Non-Consolidated
	2002	2001	2002	2001
		(in million pesos)
Liability under Letter of Support (Note 3)	2,675.9	-	2,675.9	-
Advance payment under a receivables purchase facility (Note 6)	2,529.6	-	2,529.6	-
Customers’ deposits	2,162.1	2,453.2	2,054.7	2,407.9
Accrual of capital expenditures under long-term financing (Note 20)	1,625.1	6,995.4	1,515.7	2,725.3
Accrued pension cost (Note 16)	1,174.8	1,116.8	1,174.8	1,116.8
Related party (Note 15)	-	-	-	2,350.2
Others	1,373.2	2,229.7	1,206.7	1,575.2
	11,540.7	12,795.1	11,157.4	10,175.4

14.  Stockholders’ Equity

The movement of PLDT’s capital stock account follows:

			Preferred Shares - Php10 par value
	Common Stock – Php5 par value		Series A to CC	III	IV	V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	in millions
Authorized	234.0	Php1,170.0							822.5	Php822.5
Outstanding
Balance at January 1, 2000	121.2	Php606.0	321.9	4.6	36.0	–	–	–	362.5	Php3,624.8
Issuance	47.3	236.5	31.6	–	–	–	–	–	31.6	316.5
Conversion	–	–	(2.0)	–	–	–	–	–	(2.0)	(20.0)
Balance at December 31, 2000	168.5	Php842.5	351.5	4.6	36.0	–	–	–	392.1	Php3,921.3

Balance at January 1, 2001	168.5	Php842.5	351.5	4.6	36.0	–	–	–	392.1	Php3,921.3
Issuance	–	–	23.2	–	–	2.7	5.2	3.8	34.9	348.5
Conversion	0.4	2.0	(2.4)	–	–	(0.1)	(0.3)		(2.8)	(27.5)
Balance at December 31, 2001	168.9	Php844.5	372.3	4.6	36.0	2.6	4.9	3.8	424.2	Php4,242.3

Balance at January 1, 2002	168.9	Php844.5	372.3	4.6	36.0	2.6	4.9	3.8	424.2	Php4,242.3
Issuance	–	–	36.8	–	7.2	–	–	–	44.0	440.5
Conversion	0.5	2.3	(2.3)			(0.1)		(0.2)	(2.6)	(26.5)
Redemption	–	–	–	–	(7.2)	–	–	–	(7.2)	(72.0)
Balance at December 31, 2002	169.4	Php846.8	406.8	4.6	36.0	2.5	4.9	3.6	458.4	Php4,584.3

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10.0% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10.0%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10.0% below the average market price of PLDT's common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2002, is Php5.0 per share. At PLDT’s option, the Series A to CC 10.0% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10.0% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10.0% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Securities Regulation Code, or SRC. On December 12, 2001, the PSE approved the listing of the additional 5.0 million preferred shares, bringing the total listed Series AA 10.0% Cumulative Convertible Preferred Stock to 35.0 million shares.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10.0% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15.0 million shares of serial preferred stock as Series AA 10.0% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10.0% Cumulative Convertible Preferred Stock and the additional 15.0 million shares of Series AA 10.0% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10.0 million shares of Series CC 10.0% Cumulative Convertible Preferred Stock and the additional 15.0 million shares of Series AA 10.0% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10.0 million shares of serial preferred stock as Series DD 10.0% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10.0% Cumulative Convertible Preferred Stock. The issuance of the 10.0 million shares of Series DD 10.0% Cumulative Convertible Preferred Stock and the additional 10.0 million shares of Series CC 10.0% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10.0% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10.0% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50.0 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11.0 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72.0 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72.2 million, representing the redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2,691,340 shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the Bureau of Internal Revenue, PLDT will issue 106,500 more shares of its Convertible Preferred Shares in exchange for 462,065 shares of Piltel Series K Class I Convertible Preferred Stock into PLDT Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4,600.0 million, US$183.7 million and JP¥15,600.0 million under the put option if all the convertible preferred shares will be mandatorily converted and all the underlying common shares will be put to PLDT.

As of December 31, 2002 and 2001, a total of 669,163 shares of Series V and VI Convertible Preferred Stock and 351,019 shares of Series V and VI Convertible Preferred Stock, respectively, have been converted to PLDT common shares.

The aggregate value of the put option as of December 31, 2002 is Php20,200.7 million while the market value of the underlying common shares is Php2,967.9 million based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On December 2, 2002, the Board of Directors approved the dividend declaration of: (a) Php1.00 per share on 10% Cumulative Convertible Preferred Shares Series H, L, M and Y payable on January 31, 2003 to the holders of record on December 26, 2002; and (b) US$1.029412, Php4.675, US$0.09925 and JP¥10.179725 per outstanding share of Series III, V, VI and VII Convertible Preferred Stock, respectively, payable on January 15, 2003 to the holders of record on December 16, 2002. As of December 31, 2002, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately Php159.4 million. On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1.00 per share on 10% Cumulative Convertible Preferred Shares Series CC payable on March 31, 2003 to the holders of record on February 7, 2003; and (b) Php12.15 million on Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. Also, on February 26, 2003, the Board of Directors approved the dividend declaration of US$1.029412 per share on Series III Cumulative Convertible Preferred Shares payable on April 15, 2003 to the holders of record on March 17, 2003.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan, or ESPP, of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the ESPP. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

Movements in the number of stock purchase plan outstanding are as follows:

	2002	2001
At January 1	169,708	710,238
Exercised	(114,584)	(540,530)
Lapsed	–	–
At December 31	55,124	169,708

The purchase price is set at the prevailing market price which should not exceed Php877.63 per share. This cap represented 85% of the market price at offer date on January 3, 2000. The average market value of the shares exercised in 2002 was Php377.91 per share (total Php43.3 million).

As of December 31, 2002, about 1.2 million shares of common stock was reserved for future offerings under the ESPP.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	2002	2001
At January 1	1,157,258	1,322,642
Granted	144,428	–
Cancelled	(75,291)	(165,384)
At December 31	1,226,395	1,157,258

Since the date of the grant on December 10, 2001, there were no officers or executives that exercised their options. Instead, there were cancellations of options due to office resignations and retirements of officers and executives.

Retained Earnings

This account consists of:

	2002	2001	2000
		(As restated - Note 3)
	(in million pesos)

Appropriated for plant expansion and higher replacement costs	435.0	435.0	435.0
Unappropriated	33,569.3	32,133.9	30,972.3
	34,004.3	32,568.9	31,407.3

PLDT regularly declares and pays dividends on its preferred shares. However, the written consent of its creditors and certain preferred stockholders may be required under certain conditions (as discussed in Note 12 – Long-term Debt). PLDT has not declared any dividends on its common shares since June 2001. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of December 31, 2002 includes accumulated equity in net earnings of investees of Php4,753.4 million while retained earnings as of December 31, 2001 is net of accumulated equity in net losses of investees of Php6,351.6 million.

15.    Related Party Transactions

Companies within the PLDT Group are engaged in arms-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a. Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 25 - Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

b. Transponder Lease Agreement between Mabuhay Satellite and PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

  transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

  grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php924.6 million, Php926.9 million and Php1,054.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding obligations of PLDT under these agreements amounted to Php269.5 million and Php35.8 million as of December 31, 2002 and 2001, respectively.

c. Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel's regional telecommunication and EO 109, network operations and services, including EO 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and EO 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15.0% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php83.6 million, Php71.6 million and Php35.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of PLDT under these agreements amounted to Php59.5 million and Php173.6 million as of December 31, 2002 and 2001, respectively.

d. Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15.0% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance and Php6 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php21.5 million and Php26.2 million for the years ended December 31, 2002 and 2001, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php1.8 million and Php12.2 million as of December 31, 2002 and 2001, respectively.

e. Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

  An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

  An agreement whereby Smart manages the operation of Piltel's cellular and paging systems. This agreement is divided into three sub-agreements as follows:

i.         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel pays Smart a fixed monthly fee of Php4.1 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php0.2 million per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the EO 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii.       A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a fixed monthly fee of Php8.8 million and a variable cost of Php57, Php17 and Php25 per postpaid, prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An Administrative Support and Management Services Agreement under which Piltel pays a fixed monthly fee of Php7.8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to Php661.1 million, Php540.1 million and Php124.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Under these agreements, outstanding receivables of Smart as of December 31, 2002 amounted to Php569.2 million and its outstanding payables as of December 31, 2001 amounted to Php78.4 million.

In addition, Smart also entered into a Facilities Service Agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50.0% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,493.7 million, Php1,851.8 million and Php459.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of Smart under this agreement amounted to Php458.4 million and Php1,814.9 million as of December 2002 and 2001, respectively.

f. Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5.0 million worth of airtime annually over ten years commencing on the date of the satellite’s commercial operations. The commercial operations date is defined as the earlier of:

  the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

  the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite's aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15.0 million per year during the ten-year term.

PLDT, together with the founder shareholders, is endeavoring further to amend the agreement due to the occurrence of partial satellite loss, changes in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and ACeS International Limited, PLDT consented to the assignment by ACeS International Limited of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, ACeS International Limited, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, ACeS International Limited, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

g. Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php11.9 million and Php16.9 million for the years ended December 31, 2002 and 2001, respectively. ACeS Philippines has no outstanding obligation of under these agreements as of December 31, 2002 while the outstanding payable of Smart amounted to Php12.5 million as of December 31, 2001.

h. Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138.4 million, as consideration and in exchange for 298.3 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138.4 million.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of December 31, 2002, 2001 and 2000 and from the consolidated statements of income for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
	(in million pesos)
Balance Sheets
Accounts receivable	6,601.2	2,064.3	1,624.8
Other noncurrent assets	86.0	2,350.2	–
Accounts payable	2,754.5	495.3	1,624.8
Accrued and other current liabilities	1,095.4	1,569.0	–
Deferred credits and other noncurrent liabilities	2,433.7	2,350.2	–
Statements of Income
Fixed line service revenues	2,265.6	56.9	56.1
Wireless service revenues	924.6	926.9	1,054.1
Information and communications technology revenues	29.1	–	–
Rent expense	2,886.4	926.9	1,054.7
Maintenance expense	334.2	307.0	180.2
Other income – net	1.3	250.1	124.1

The following is a summary of related party accounts with Piltel as of and for the years ended December 31, 2002 and 2001:

	2002	2001
	(in million pesos)
Balance Sheets
Accounts receivable	1,731.1	2,081.1
Statements of Income
Fixed line service revenues	533.1	102.1
Miscellaneous income	763.1	290.0

Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or its subsidiary was a party, in which a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT had a direct or indirect material interest as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 are as follows:

a. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php207.4 million, Php247.9 million and Php116.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, outstanding obligations of PLDT amounted to Php31.6 million and Php39.0 million, respectively.

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2.1 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to Php65.4 million, Php106.8 million and Php35.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php13.5 million, Php6.6 million and Php0.8 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php3.0 million and Php0.7 million, respectively.

  Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php3.0 million and Php0.4 million for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php0.6 million and Php0.3 million, respectively.

b. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php428.6 million, Php249.0 million and Php195.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding payables of Smart under these agreements amounted to Php31.0 million and receivables of Php5.3 million as of December 31, 2002 and 2001, respectively.

c. Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide. FCB Worldwide provides consultancy and advisory services to PLDT. Total fees under this agreement amounted to Php19.1 million and Php33.6 million for the years ended December 31, 2002 and 2001, respectively. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

d. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan in 2002 covering the twelve-month period ending July 31, 2003 amounted to Php306.5 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

16.  Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2003, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
	(in million pesos)
Actuarial accrued liability	7,984.2	6,637.6	9,264.2
Assets at fair value	4,094.3	4,591.5	5,007.0
Unfunded actuarial accrued liability	(3,889.9)	(2,046.1)	(4,257.2)
Unrecognized:
Net transition liability	2,889.1	3,054.3	3,219.6
Net experience adjustment	(174.0)	(2,125.0)	461.8
Accrued pension cost	(1,174.8)	(1,116.8)	(575.8)

The weighted average assumptions used to determine pension benefits at December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Discount rate	9.00%	12.00%	12.00%
Rate of increase in compensation	8.00%	12.00%	12.00%
Rate of return on plan assets	9.00%	10.77%	12.26%

Net pension cost was computed as follows:

	2002	2001	2000
	(in million pesos)
Normal cost	403.9	622.6	636.9
Interest cost	48.5	74.7	76.4
Amortization of:
Unrecognized net transition obligation	165.3	165.3	165.3
Unrecognized net experience adjustments	(89.7)	19.5	30.8
	528.0	882.1	909.4

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php54.5 million, Php37.9 million and Php22.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

17.  Other Expenses – Net

This account consists of:

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
					(As restated - Note 3)
	(in million pesos)
Interest expense and related items - net of capitalized interest (Notes 8 and 12)	13,886.4	14,613.1	14,562.3	10,837.1	10,825.4	9,741.1
Interest and other income - net	(2,032.4)	(1,833.2)	(2,126.5)	(1,003.5)	(952.8)	(1,123.9)
Equity in net losses (earnings) of investees, including goodwill amortization and provision for impairment in value of investment (Note 9)	4,163.0	559.4	(11.5)	(645.0)	(401.1)	5,284.0
Dividend income (Note 9)	–	–	–	(295.4)	–	–
Manpower reduction cost	323.7	279.1	–	323.7	279.1	–
Hedge costs (Note 23)	314.9	108.0	–	314.9	108.0	–
Foreign exchange/swap losses (gains) (Notes 12 and 23)	(532.6)	816.9	(945.3)	(571.4)	332.6	(969.9)
	16,123.0	14,543.3	11,479.0	8,960.4	10,191.2	12,931.3

18.  Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2002	2001
		(As restated - Note 3)
	(in million pesos)

Net current assets	3,772.1	1,625.7
Net current liabilities*	–	(1.7)
Net noncurrent liabilities	(10,699.5)	(8,621.5)

* Classified under “Accrued and Other Current Liabilities” in the consolidated balance sheets.

PLDT’s deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2002	2001
		(As restated - Note 3)
	(in million pesos)
Current assets:
Allowance for doubtful accounts	2,760.0	1,845.7
Unearned revenues	710.2	186.3
NOLCO	617.5	144.5
Accrued pension cost	571.4	306.3
Allowance for inventory losses	191.6	161.0
Current portion of unamortized past service cost	53.9	63.0
Unrealized foreign exchange losses	–	4.7
Others	18.7	13.5
	4,923.3	2,725.0
Less valuation allowance and income tax holiday adjustment	1,051.8	883.8
	3,871.5	1,841.2
Current liabilities:
Lump-sum payment under the collective bargaining agreement	(98.0)	(215.5)
Unrealized foreign exchange gains	(1.4)	–
	(99.4)	(215.5)
Net current assets	3,772.1	1,625.7

Net current liabilities
Unrealized foreign exchange gains	–	(1.7)
Noncurrent assets:
Additional depreciation for wireless analog assets	879.5	0.8
Unamortized past service cost	107.6	160.4
	987.1	161.2
Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,535.6)	(5,496.2)
Foreign exchange differential capitalized, net of depreciation and unrealized foreign exchange losses	(4,535.9)	(2,762.6)
Taxes and duties capitalized, net of amortization	(711.1)	(775.8)
Undistributed earnings of foreign subsidiaries	(333.3)	–
	(11,115.9)	(9,034.6)
	(10,128.8)	(8,873.4)
Less valuation allowance and income tax holiday adjustment	(570.7)	251.9
Net noncurrent liabilities	(10,699.5)	(8,621.5)

The carryforward benefit of NOLCO amounting to Php1,929.6 million as of December 31, 2002 can be claimed as deductions against taxable income until 2005.

Provision for income tax consists of:

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
		(As restated - Note 3)			(As restated - Note 3)
	(in million pesos)
Current	588.9	876.4	1,736.2	–	781.9	1,642.6
Deferred	1,003.5	157.2	85.8	854.3	(74.1)	425.9
	1,592.4	1,033.6	1,822.0	854.3	707.8	2,068.5

The provision for income tax-current in 2002, on a consolidated basis, mainly represents the subsidiaries income tax under the regular corporate taxes. PLDT’s minimum corporate income tax in 2002 amounting to Php637.9 million was charged directly to “Prepayments and other current assets”. The carryforward benefit of MCIT as of December 31, 2002, can be claimed as deductions against income tax payable until 2005.

The provision for income tax current in 2001 and 2000 mainly represents PLDT and subsidiaries income tax under the regular corporate income tax.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Consolidated			Non-Consolidated
	2002	2001	2000	2002	2001	2000
		(As restated - Note 3)			(As restated - Note 3)
	(in million pesos)
Provision at statutory tax rate	1,492.1	672.1	(217.5)	1,271.1	1,131.4	544.2
Tax effect of:
Equity in net gains (losses) of investees, including goodwill amortization, and provision for impairment in value of investment	1,332.2	179.0	(3.7)	(339.3)	(250.6)	1,690.9
Tax loss position	251.8	825.1	1,679.0	–	–	–
Income subjected to lower tax rates	(176.7)	(236.0)	(378.7)	(100.4)	(138.1)	(287.7)
Results of operations subject to income tax holiday	(1,925.4)	–	–	–	–	–
Others – net	927.9	(950.2)	(118.5)	(46.1)	(34.9)	121.1
Change in valuation allowance	(309.5)	543.6	861.4	69.0	–	–
Actual provision for income tax	1,592.4	1,033.6	1,822.0	854.3	707.8	2,068.5

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax- and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the surrender of Smart’s original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of December 31, 2002 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets that will not have tax consequences.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

In 2002 and 2001, tax incentives availed amounted to Php2,699.3 million and Php776.3 million, respectively.

19.  Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the earnings (loss) per share:

	2002	2001	2000
		(As restated - Note 3)
	(in million pesos)
Net income (loss)	3,117.8	2,827.7	(367.8)
Less dividends on preferred stock	1,644.5	1,503.2	1,249.1
Net income (loss) applicable to common stock	1,473.3	1,324.5	(1,616.9)

	(in thousand pesos, except per share amounts)
Outstanding common shares, beginning	168,894.7	168,498.2	156,272.4
Effect of issuance of common shares during the year	200.4	162.0	10,179.0
Weighted average number of common shares, end	169,095.1	168,660.2	166,451.4
Earnings (loss) per common share	8.71	7.85	(9.71)

The computations of diluted earnings (loss) per share were anti-dilutive for the years ended December 2002, 2001 and 2000; therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

20.  Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term lease obligations	9,157.7	1,808.5	3,638.6	3,131.2	579.4
Unconditional purchase obligations	9,930.3	218.6	2,240.8	2,145.5	5,325.4
Other long-term obligations	20,200.7	–	–	–	20,200.7
Total contractual cash obligations	39,288.7	2,027.1	5,879.4	5,276.7	26,105.5

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 15 – Related Party Transaction, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18.0 million. As of December 31, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php5,281.7 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002, the aggregate remaining obligation was approximately Php1,012.6 million. In case of cancellation, PLDT is liable to pay Php100.0 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 15 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2.1 million excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002, the aggregate remaining obligation was approximately Php335.5 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of December 31, 2002, the aggregate remaining obligation was approximately Php148.6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2002, the aggregate remaining obligation was approximately Php85.6 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 15 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, in March 1997, which was amended in December 1998. Under this agreement, PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5.0 million worth of air time annually over ten years commencing on the date of the satellite’s commercial operations. In the event ACeS aggregate billing revenues is less than US$45.0 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15.0 million per year during the ten-year term. As of December 31, 2002, the aggregate remaining minimum obligation was approximately Php9,788.1 million.

PLDT, together with the founder shareholders, is endeavoring to further amend the agreement due to the occurrence of partial satellite loss, changes in primary business of ACeS and other events affecting the business.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1.18 million, which was subsequently reduced to US$0.9 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter. As of December 31, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php78.9 million.

Other Unconditional Purchase Obligations. PLDT has varios purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 14 – Stockholders' Equity, as of December 31, 2002, PLDT had issued a total of 2.7 million shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.3 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,200.7 million, of which Php13,181.1 million is payable on June 4, 2008 and Php7,019.6 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,967.9 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amount to Php3,610.0 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. Under this MPO, unavailed portion as of December 31, 2002 amounted to US$106.7 million.

21.  Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served various assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100.00 of the capital stock pursuant to Batas Pambansa, or B.P. 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100.00, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100.00 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100.00 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par.

In a decision dated July 28, 1999, the SC ordered the NTC to recompute the SRF due from PLDT on the basis of PLDT’s “capital stock subscribed or paid”.

Pursuant to the SC decision, the NTC issued a re-assessment letter in February 2000 for the balance of the SRF for previous years computed on the same basis stated in the SC decision but inclusive of stock dividends. On the ground that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

Without resolving or ruling on PLDT’s request, in September 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000. Consequently, PLDT filed a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the CA. The CA temporarily restrained the NTC from enforcing/implementing its February and September 2000 assessments and subsequently issued a Writ of Preliminary Injunction. In February 2001, the CA dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

PLDT filed a Motion for Reconsideration of the aforementioned CA decision on the ground that the same would vitiate and not validate the decision rendered by the SC on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on PLDT. On April 6, 2001, the Office of the Solicitor General, or OSG, adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT, stated that the NTC by insisting on its assessments is providing its own definition of “stock dividend” at variance with the SC decision dated July 28, 1999 and is in effect enlarging its meaning and scope and expanding the concept envisaged therein. Further, the OSG stated that the sole and only issue is whether or not the SC decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF. The NTC also filed its comment on PLDT’s Motion for Reconsideration and PLDT filed a Reply to the NTC’s Comment stressing that the failure of NTC to deny the allegations in PLDT’s Motion for Reconsideration that (a) the SC decision dated July 28, 1999 annulled and set aside the NTC SRF assessment; (b) the SC directed the NTC to make a recomputation of the said SRF assessments but that NTC did not make any such recomputation; (c) the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the SC; (d) the SC decision dated July 28, 1999 has become final and executory; (e) the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the SC decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the SRF assessment; and (f) the SC decision dated July 28, 1999 held that the SRF should lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; should all be taken to mean that the NTC SRF assessments should exclude stock dividends.

Considering the September 30 statutory deadline for the payment of the SRF, PLDT filed with the CA an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the CA to re-issue and expand the Writ of Preliminary Injunction it had previously issued, to cover any and all SRF assessments, including the SRF assessments due on September 30, 2001, pending final resolution of PLDT’s Motion for Reconsideration. The CA granted PLDT’s prayer for injunctive relief, and re-issued a Writ of Preliminary Injunction, the same to be effective until the resolution of PLDT’s Motion for Reconsideration.

In March 2002, the CA issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Writ of Preliminary Injunction. PLDT then filed with the SC a Petition for Review on Certiorari of the said CA decision.

In light of the impending September 30 statutory deadline for the payment of the SRF, PLDT filed with the SC an Urgent Motion for the Issuance of a Temporary Restraining Order to enjoin the NTC from enforcing any SRF assessments against PLDT pending the resolution of its Petition for Review on Certiorari. Considering, however, that as of September 30, 2002, no decision has yet been promulgated by the SC on the aforementioned Motion, PLDT on the said date paid the SRF for the years 2000 and 2002 based on the paid-up capital including premium but excluding stock dividends.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and other charges. As of December 31, 2002, PLDT has paid a total amount of Php1,249.2 million in SRF, of which Php1,093.9 million were paid under protest.

Local franchise tax assessments. PLDT is presently a party to several cases pending before courts of original and appellate jurisdictions in the Philippines involving the issue of exemption of PLDT from local franchise and business taxes.

PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes. PLDT’s claim for exemption or exclusion from local franchise and business taxes is grounded on Section 12 of R.A. 7082, or the PLDT Franchise, as implicitly amended and expanded by Section 23 of R.A. 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act. Further, PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160, or the Local Government Code, provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some local government units of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

To date, PLDT has received from several local government units’ assessments for local franchise and/or business taxes covering various periods, in the aggregate amount of Php4,523.6 million. PLDT has invariably protested these assessments, appealed to the lower courts denials of its protests by local government units, and elevated to the CA or the SC adverse decisions of the lower courts.

In one case involving the City of Davao, the Supreme Court rendered a decision denying PLDT’s petition for review of the decision of a regional trial court of Davao City affirming the assessment of local franchise tax on PLDT. The SC held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, Congress, in enacting R.A. 7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities and that Section 23 of R.A. 7925 cannot be considered as having amended the PLDT Franchise so as to entitle PLDT to exemption from local franchise tax. PLDT filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case to the Court En Banc and for Oral Arguments. The Court’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the Court En Banc. The Oral Arguments was held on January 21, 2003. Both parties have submitted their Memorandum and the Motion for Reconsideration is deemed submitted for resolution.

On the other hand, in another case involving the Province of Pangasinan, the CA rendered a decision granting PLDT’s appeal of an earlier unfavorable decision rendered by a regional trial court of Pangasinan. The CA ruled that R.A. 7925 impliedly withdrew from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan subsequently filed a Motion for Reconsideration of the CA decision, which was denied. Hence, the Province of Pangasinan filed a Petition for Review on Certiorari under Rule 65 of the Rules of Court, which the SC dismissed on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal”. The Province of Pangasinan’s Motion for Reconsideration of the SC resolution was likewise denied.

The outcome of these local franchise assessments may have an effect on other taxes to which PLDT could be subject to.

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86.2 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php113.8 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php312.8 million. Smart has formally protested these assessments based on the following:

  An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

  R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of R.A. 7925, the holder of a franchise granted prior to or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

  Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

  In the PLDT vs. City of Davao case, the Supreme Court took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

Smart’s administrative protest against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments in the aggregate amount of Php59,447.47 have not yet been decided.

Smart filed separate petitions appealing the local franchise and business tax assessments of Makati City in the amount of Php196.2 million for the calendar years 2000 and 2001, and in the amount of Php115.8 million for the calendar years 1995, 1998 and 1999. These cases have been consolidated and are now pending before Regional Trial Court, Branch 61 of Makati City. Smart’s earlier motion to suspend trial pending resolution of the Smart franchise tax case in Davao was subsequently denied by said court.

Smart also filed a petition appealing the local franchise and business tax assessment of Iloilo City in the amount of Php0.8 million. This case is now pending before the Regional Trial Court, Branch 28 of Iloilo City.

Smart also filed a Petition for Declaratory Relief with the SC questioning an ordinance issued by the City Council of Davao on the local franchise and business taxes. The SC decided in favor of the City of Davao and Smart’s Motion for Reconsideration of said decision was denied. Smart filed with the SC a Petition for Review under Rule 45 of the 1997 Rules of Procedure to appeal the aforestated decision.

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by Space Systems Loral, Inc. (SS/L), as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L an estimated amount of US$14.1 million representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. The amount has been fully accrued and recorded in the books of Mabuhay Satellite as of December 31, 2002.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

22.  Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2002		2001
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(in millions)
Consolidated
Assets
Cash and cash equivalents	US$75.7	Php4,033.1	US$40.3	Php2,083.1
Accounts receivable	148.5	7,910.2	145.8	7,536.4
	224.2	11,943.3	186.1	9,619.5
Liabilities
Accounts payable	55.8	2,969.4	27.3	1,411.1
Accrued and other current liabilities	164.9	8,782.2	165.0	8,528.8
Notes payable	6.0	319.5	23.0	1,188.9
Long-term debt	2,936.8	156,397.5	3,156.2	163,144.0
Deferred credits and other noncurrent liabilities	50.2	2,675.9	–	–
	3,213.7	171,144.5	3,371.5	174,272.8
Net foreign currency-
denominated liabilities	US$2,989.5	Php159,201.2	US$3,185.4	Php164,653.3

Non-Consolidated
Assets
Cash and cash equivalents	US$48.9	Php2,601.6	US$30.0	Php1,548.9
Accounts receivable	115.6	6,158.1	129.9	6,716.9
	164.5	8,759.7	159.9	8,265.8
Liabilities
Accounts payable	22.9	1,219.7	17.8	922.5
Accrued and other current liabilities	46.5	2,476.0	66.2	3,423.6
Notes payable	6.0	319.5	22.0	1,137.2
Long-term debt	2,538.0	135,158.2	2,658.5	137,420.2
Deferred credits and other noncurrent liabilities	50.2	2,675.9	–	–
	2,663.6	141,849.3	2,764.5	142,903.5
Net foreign currency-
denominated liabilities	US$2,499.1	Php133,089.6	US$2,604.6	Php134,637.7

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php53.254 to US$1.00 and Php51.690 to US$1.00, the peso-dollar exchange rates as at December 31, 2002 and 2001, respectively.

23.  Financial Instruments

Currency and Interest Rate Swaps

PLDT

In 2002 and 2001, PLDT entered into currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As of December 31, 2002 and 2001, the swaps have an aggregate notional amount of US$550 million and US$100 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of December 31, 2002 and 2001, the outstanding swap contracts have been reset to average exchange rate of Php51.27 and Php50.77, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which averaged to about 2.35% and 3.86% in 2002 and 2001, respectively.

US$400 million of the swaps outstanding as of December 31, 2002, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds, or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As of December 31, 2002, the aggregate mark-to-market value of the outstanding swaps, as confirmed by the counterparties, amounted to a net loss of Php461.05 million.

In 2001, PLDT also entered into a US$/Japanese yen (JPY) swap agreement to swap the coupon on US$175 million of its fixed rate notes for a floating rate JPY amount. The swap was terminated in 2002 at a realized gain of Php633.2 million.

Smart

Smart has existing currency swap agreements with a foreign financial institution, with aggregate notional amount of US$87.7 million and US$114.5 million as of December 31, 2002 and 2001, respectively, and average swap rate of Php37.90 to USD1. Under the swaps, Smart receives fixed US dollar interest payments and pays fixed peso interest payments in semi-annual intervals up to April 2003. As of December 31, 2002, the net aggregate mark-to-market gain on these swap agreements amounted to about Php1,361.0 million, as confirmed by the counterparty, and is recognized directly through earnings.

A wholly owned subsidiary of Smart entered into complementary currency swap agreements with the same counterparty, whereby the mark-to-market value of such currency swaps offset the mark-to-market value of the currency swaps entered into by the Smart.

Forward Exchange Contracts

PLDT

PLDT has the following outstanding short-term forward buy US$ contracts as of December 31, 2002 and 2001;

	2002	2001
Aggregate notional amount	US$211.4	US$285.6
Weighted average forward rate	Php53.9 to US$1	Php52.6 to US$1

As of December 31, 2002, PLDT also has an outstanding forward buy JPY sell US$ contract with aggregate notional amount of JPY3,295.69 million and contracted forward rate of JPY115.1854 to US$1.

The net mark-to-market loss on the outstanding forward contracts amounted to about Php162.02 million as of December 31, 2002, as confirmed by counterparties.

Smart

Smart has the following outstanding short-term forward buy US$ contracts as of December 31, 2002 and 2001:

	2002	2001
Aggregate notional amount	US$4.5	US$12.4
Weighted average forward rate	Php53.5 to US$1	Php53.2 to US$1

24.  Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiary Smart and PLDT’s affiliate Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 9 – Investments.

The segment assets as of December 31, 2002, 2001 and 2000 and results of operations of our reportable segments for the years ended December 31, 2002, 2001 and 2000 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
	(in million pesos)
As of and for the year ended December 31, 2002
Operating revenues	47,783.9	34,628.0	970.5	(3,219.4)	80,163.0
External revenues	45,518.2	33,703.4	941.4	–	80,163.0
Inter-segment revenues	2,265.7	924.6	29.1	(3,219.4)	–
Operating expenses	34,799.2	26,321.3	1,477.8	(3,221.2)	59,377.1
Operating income (loss)	12,984.7	8,306.7	(507.3)	1.8	20,785.9
Segment assets	263,042.6	77,034.8	3,962.4	(44,170.5)	299,869.3
Segment liabilities	167,427.1	39,894.0	3,060.5	(6,687.4)	203,694.2
Net cash flows provided by (used in):
Operating activities	29,364.8	22,410.0	34.5	2,347.8	54,157.1
Investing activities	(3,851.1)	(3,444.5)	(690.8)	(7,125.5)	(15,111.9)
Financing activities	(23,083.8)	(14,701.0)	618.3	4,777.9	(32,388.6)
Depreciation and amortization	13,132.9	10,644.2	332.5	–	24,109.6
Provision for doubtful accounts	3,555.7	423.3	44.6	–	4,023.6
Capital expenditures	(7,501.9)	(6,589.7)	(607.1)	–	(14,698.7)

As of and for the year ended December 31, 2001 (As restated – Note 3)
Operating revenues	46,476.9	24,582.6	468.9	(991.2)	70,537.2
External revenues	46,420.0	23,648.3	468.9	–	70,537.2
Inter-segment revenues	56.9	934.3	–	(991.2)	–
Operating expenses	32,628.5	21,144.7	779.7	(659.2)	53,893.7
Operating income (loss)	13,848.4	3,437.9	(310.8)	(332.0)	16,643.5
Segment assets	232,221.3	110,900.8	4,175.1	(41,028.5)	306,268.7
Segment liabilities	166,834.6	47,282.6	3,760.5	(6,119.5)	211,758.2
Net cash flows provided by (used in):
Operating activities	24,851.4	13,625.6	1,461.1	–	39,938.1
Investing activities	(12,729.9)	(22,935.2)	(2,415.3)	6,221.5	(31,858.9)
Financing activities	(17,923.4)	(9,561.7)	928.6	12,901.8	(13,654.7)
Depreciation and amortization	13,389.5	8,020.0	127.9	–	21,537.4
Provision for doubtful accounts	2,880.1	272.8	31.0	–	3,183.9
Capital expenditures	(9,741.9)	(19,233.0)	(1,579.5)	–	(30,554.4)

As of and for the year ended December 31, 2000 (As restated – Note 3)
Operating revenues	45,967.0	15,487.8	238.7	(1,125.3)	60,568.2
External revenues	45,967.0	14,362.5	238.7	–	60,568.2
Inter-segment revenues	–	1,125.3	–	(1,125.3)	–
Operating expenses	31,305.7	19,143.2	310.8	(990.8)	49,768.9
Operating income (loss)	14,661.3	(3,655.4)	(72.1)	(134.5)	10,799.3
Segment assets	246,694.5	109,750.8	1,435.0	(31,109.4)	326,770.9
Segment liabilities	179,452.7	53,712.3	359.3	1,685.5	235,209.8
Net cash flows provided by (used in):
Operating activities	35,685.0	1,825.5	176.6	(895.1)	36,792.0
Investing activities	(30,254.8)	(6,982.8)	(497.0)	11,713.9	(26,020.7)
Financing activities	(5,316.0)	4,502.6	487.7	(10,818.7)	(11,144.4)
Depreciation and amortization	10,770.8	7,090.1	35.2	–	17,896.1
Provision for doubtful accounts	2,361.2	636.7	12.2	–	3,010.1
Capital expenditures	(20,415.5)	(6,462.7)	(230.8)	–	(27,109.0)

25.  Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gate Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls is in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b. Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

c.       U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T, WorldCom and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and WorldCom refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and WorldCom, through January 31, 2003. While nearly 100 carriers worldwide, including 14 U.S. carriers, agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and WorldCom lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and WorldCom, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or WorldCom, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and WorldCom.

On February 7, 2003, AT&T Corp., or AT&T and WorldCom, Inc., or WorldCom filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine Route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the National Telecommunications Commission, or NTC, of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and WorldCom immediately rejected PLDT’s offer for an interim termination rate agreement.

On March 10, 2003, the International Bureau of the FCC granted the request of AT&T and WorldCom and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of January 31, 2003, receivables from U.S. carriers amounted to approximately US$16.8 million, of which US$7.3 million was attributable to PLDT, US$7.4 million to Smart and US$2.1 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued in a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunication Union for countries with teledensity between 1 to 5 telephones per 100 population.

We reserve the right to take whatever action is necessary to protect our interests relative to the decision of the U.S. FCC and the NTC. In the meantime, we honor all existing bilateral agreements with other carriers.

26.  Reclassification of Accounts

We have reclassified certain accounts in 2001 and 2000 to conform with our 2002 financial statements presentation.